

ANNUAL REPORT TO SHAREHOLDERS

THIS ANNUAL REPORT IS BEING FURNISHED TO SHAREHOLDERS OF BRAND ENGAGEMENT NETWORK INC. (BEN) PURSUANT TO THE REQUIREMENTS OF RULE 14A-3 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

BEN WILL MAIL WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024, INCLUDING THE FINANCIAL STATEMENTS AND LIST OF EXHIBITS, AND ANY EXHIBIT SPECIFICALLY REQUESTED. REQUESTS SHOULD BE SENT TO:

Brand Engagement Network Inc.
300 Delaware Ave, Suite 210
Wilmington, DE 19801
Attn: Investor Relations

The Annual Report is also available at https://investors.beninc.ai/financial-information/sec-filings.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "aims," "anticipates," "believes," "contemplates," "continue," "could," "estimates," "expects," "forecast," "guidance," "intends," "may," "plans," "possible," "potential," "predicts," "preliminary," "projects," "seeks," "should," "target," "will" or "would" or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- our ability to develop and attain market acceptance for our products and services;
- our ability to maintain the listing of our securities on Nasdaq and to regain compliance with Nasdaq listing standards;
- the attraction and retention of qualified directors, officers, employees and key personnel;
- our need for additional capital and whether additional financing will be available on favorable terms, or at all;
- the lack of a market for our Common Stock and Public Warrants and the volatility of the market price and trading price for our Common Stock and Public Warrants;
- the impact of lawsuits and other litigation matters on our business, including the AFG Lawsuit (as defined below).
- our limited operating history;
- the length of our sales cycle and the time and expense associated with it;
- our ability to grow our customer base;
- our dependency upon third-party service providers for certain technologies;
- competition from other companies offering artificial intelligence products that have greater resources, technology, relationships and/or expertise;
- our ability to compete effectively in a highly competitive market;
- our ability to protect and enhance our corporate reputation and brand;
- our ability to hire, retain, train and motivate qualified personnel and senior management and our ability to deploy our personnel and resources to meet customer demand;
- our ability to grow through acquisitions and successfully integrate any such acquisitions;
- the impact from future regulatory, judicial, and legislative changes in our industry;
- increases in costs, disruption of supply or shortage of materials, which could harm our business;
- our ability to successfully maintain, protect, enforce and grow our intellectual property rights;
- our future financial performance, including the ability of future revenues to meet projected annual bookings;
- our ability to forecast and maintain an adequate rate of revenue growth and appropriately plan our expenses;
- our ability to generate sufficient revenue from each of our revenue streams; or
- other risks, uncertainties and factors set forth in our annual report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2025 ("10-K"), including those set forth under the section titled " Risk Factors."

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Business

Overview

We are a generative AI ("GenAI") company specializing in conversational AI solutions. Through our secure, human-like AI agents ("AI Agents"), available in different modalities, we seek to transform consumer engagement and elevate customer experience, productivity, and business performance. Our AI Agents are built on 16+ advanced AI modules spanning perception, understanding, and response, with advanced capabilities in natural language processing ("NLP"), multisensory awareness, sentiment and environmental analysis, and real-time individuation and personalization. Our conversational AI solutions are tailored to meet the unique needs of our business customers - from AI Agent customization in look, sound, and feel, to conversation design, business system integration, and cross-platform execution.

We were originally formed in 2018 with the intention of disrupting the traditional mailing system through a uniquely secure, personalized electronic communication network. Although we still seek the same core goal of giving consumers more control over their data, we have refocused our product development on secure and personalized communications between customers and businesses with the new vision of enabling more meaningful interactions and engaging experiences. In 2023, we consummated our acquisition of DM Lab Co., LTD ("DM Lab"), through which we acquired our first AI Agent prototype. Today we are piloting a scalable and configurable platform that creates, deploys and manages human-like AI Agents, where each assistant is tailored for a specific intended purpose and trained on approved data provided by our customers.

Our initial focus has been on our healthcare and automotive applications for our AI Agents. We continue to pursue these verticals, developing and implementing our conversational AI solutions to help bridge resource gaps, enhance efficiencies, and enrich decision-making. Recognizing the broader potential of AI-powered engagement, we have expanded our development focus into advertising and media, introducing conversational AI to transform brand messaging into interactive, dynamic experiences that deepen consumer engagement. By continuously refining our technology and expanding its applications, we aim to redefine human-AI interaction across industries.

We aim to ensure our AI solutions operate effectively across cloud, on-premises, and hybrid environments, supporting seamless integration with our customer's systems, which includes advancing our technology to deploy our multimodal AI Agents within native apps, kiosks, and software development kit integrations. We believe that by focusing on the intersection of personalization, customization, and configuration, we can push the boundaries of AI, delivering a versatile and multi-capable agentic solution that enhances value for both businesses and their customers.

As a pre-revenue business, revenue generated in 2023 and 2024 was minimal, and we generated minimal revenues in 2022, which were attributable to beta testing of a mobile advertising platform under an exploratory business model that was discontinued. In November 2023, we obtained our first customer in the healthcare industry through our entry-level community cloud AI Agent offering. In 2024, we broadened our customer base by launching AI Agent pilots with five additional healthcare companies. Alongside these pilots, we formed commercial partnerships with two healthcare technology companies and an audiovisual media branding company to expand awareness, sales opportunity, and technological capabilities internationally.

We offer a customizable human-like AI Agent that can enhance customer engagement while delivering a secure, consistent and effective message for vertically-focused end markets. We aim to connect to clients' real time data systems for access to customer specific files, accounts and records to provide meaningful personalized information to our clients' customers from an approved data set, while maintaining compliance with applicable privacy and data protection laws and regulations. Additionally, we will seek to offer tools to help our clients' customers manage their personal data and conversations.

Our AI Agents seek to emulate a discussion between the customers of our clients and our AI Agents as a way of enhancing the user experience by creating a more meaningful interaction. Our platforms are designed to quickly train and deploy the AI Agents into customer defined environments on multiple device types and engagement modes on the Web (desktop, mobile and app), the phone (voice and text) and installed to meet consumers in the physical world through kiosks. By "meeting the consumers where they are" and allowing interactions to occur on their preferred devices, our applications can be more easily and broadly adopted by the market. Furthermore, we aim to integrate with our customers' business backend systems, such as customer relationship management, enterprise resource planning, and Internet of Things ("IoT") systems within our full-stack. In addition, by providing customers a human-like interface and a secure environment through multi-modal communication, we believe we are able to deliver scaled solutions for industries impacted by labor and cost burdens and whom have a desire to increase engagement with their customers.

AI Agents. We have assembled our technology components to create an integrated AI Agent that enables us to provide a seamless consumer-facing experience for our clients complete with our proprietary configurable safety and security features. Our customizable AI Agents are integrated into our clients' environment and train on their internal data to provide a broad array of customer service and education solutions for our clients' interactions with their current and potential customers. Our AI Agents are designed to work with several existing large language models ("LLMs"), including Anthropic LLM and Llama 2 LLM to configure and personalize our AI Agents' responses to consumer inquiries to create client-specific solutions. We believe in the benefits of small footprint LLMs that work in tandem with other data retrieval and data processing techniques that seek to ensure a safe environment as well as minimize the required computations needed to achieve a human-like experience. Our AI Agents can change their dialogue, conversation design, personality and appearances based on the specific needs of our customers and the consumer environments in which they operate. Our AI Agents can be offered to our clients' customers through mobile apps, desktops or laptops, as well as through in-store life-size kiosks and SDK integrations and are designed to be deployed in a fully ringfenced environment.

Differentiation Through Configurable Safety and Security. We believe the primary differentiation of our AI Agents is the ability to reduce bias and minimize "hallucinations," filtering for inappropriate inputs and responses and managing customer identity resolution. We implement retrieval-augmented generation, a process of optimizing the output of a LLM, so it references an authoritative knowledge base outside of its training data sources before generating a response, and focus on embedding techniques for retrieval. We utilize pre-trained foundation models, which we do not train ourselves, and augment such models with our carefully curated knowledge bases. Our belief in our ability to reduce bias and minimize hallucinations is based on:

- High-Quality Knowledge Base: We maintain a carefully vetted and regularly updated knowledge base to provide accurate, current information. The information is generally provided to us by our clients who utilize their own experts in their corresponding fields.
- Sophisticated Retrieval Mechanisms: Our retrieval system is designed to find the most relevant and reliable information for each query.
- Careful Curation of Retrieved Information: We prompt the foundation model to base its responses primarily on the retrieved information, reducing the likelihood of generating unfounded statements.
- Uncertainty Communication: We implement prompting strategies that encourage the model to express uncertainty when retrieved information is insufficient or ambiguous. Our prompting strategies are triggered whenever our systems detect that the safety threshold is too low.

Additionally, we expect to implement data anonymization techniques to safeguard against proprietary data leakage to third-party LLMs. Our platform has been designed with a "middle layer" that performs these configurable safety functions without inducing delay in the overall experience. If desired, the responses will only come from a select dataset that has been ingested while still providing a natural conversation to the user with appropriate natural language responses. In addition, all conversations or sessions can be transcribed and further analyzed to audit the system and the dialogues for continuous monitoring of the configurable safety and security protocols of our platforms.

Customization, Configuration, and Optimization. Our AI Agents can enable substantial variations in customer experiences. ASR, TTS, and NLP can be tweaked for tone, cadence, personality, emotions and other auditory features. The voices used in our AI Agents can be matched with broad variations of agent appearance design with customized ethnicity, skin tone, facial features, and other physical attributes. AI Agents can be dressed in broad variations of outfits appropriate for the application, such as a nurse's scrubs, auto repair uniform, formal business attire, casual-friendly attire, and other profession-appropriate attire. NLP can be configured to provide various levels of responses appropriate for the audience, including comprehensive, detailed, and technical responses to assist a doctor or a nurse or concise responses using commonly spoken vocabulary to assist a consumer.

Deployment. Our modular architecture enables source data to be ingested for training and response generation in a few hours through a standardized data interface. Once a dataset has been ingested by the application, dialogue management can begin with several tactics and methods to reduce the learning period of the AI Agent. Our unique approach of using statistical methods combined with more intuitive methods can accelerate the training of our AI Agents significantly. The deployment of the AI Agent "meets our customers where they are" by having a combination of cloud-based, server-based and local-device-based functionality. Deployments of our AI Agents can be completely optimized to take advantage of the dataset, solution environment, device hardware and operating systems and existing IT infrastructure. Furthermore, our AI Agents are designed to be quickly deployed into customer defined environments on multiple device types and engagement modes on the web (desktop, mobile and app), the phone (voice and text) and installed to meet consumers in the physical world through kiosks.

Use Cases. We have recently debuted the following use cases for our AI Agents, which we intend to pilot with our customers:

Automotive Assistants:

- Web AI Agent: A solution for transforming the online experience for dealership customers. By understanding customer needs and preferences, our AI Agent works in tandem with the sales team to provide enhanced customer experiences online that carry through to the dealership.
- In-Vehicle Experience: Connecting directly with vehicle data, mobile application, and contextual information to provide drivers with engaging experiences, providing relevant and meaningful engagement opportunities from automotive vertical participants.
- Sales AI Agent: Available on life-size kiosks, and offers uniformity and personalization to each customer through an intuitive interface. This integration ensures a smooth transition from online browsing to in-person dealership experience.
- Service AI Agent: Designed to enhance the way customers interact with automotive service departments by combining proprietary cutting-edge AI and an intuitive interface to deliver enhanced customer service experiences for consumers requiring vehicle maintenance, booking appointments and those who want to learn more about service options and service programs.
- Technician AI Agent: Offering real-time guidance, know-how and information to automotive technicians, safeguarding original equipment manufacturer ("OEM") compliance and serving as a vital partner in the garage.

Healthcare Assistants:

- Drug Adherence AI Agent: Providing educational assistance to patients concerning newly prescribed or existing medications, including administration methods, with the goal of driving drug adherence and improving disease management.
- Vaccine AI Agent: Providing vaccine education and scheduling assistance for seasonal vaccines like the flu and COVID-19, as well as age-related vaccines such as human papillomavirus, herpes zoster (shingles), and other potential vaccines.
- Health Insurance AI Agent: Supporting healthcare insurance, Medicare Advantage, information, and decision support.
- Chronic Disease Management AI Agent: Designed to support chronic disease management, with a current focus on type 2 diabetes, rheumatology, and behavioral health.

In the future, we expect to increase the number of use cases for our AI Agents in the automotive and healthcare markets, as well as in new markets to which we intend to expand, such as financial services.

The AI Industry

We operate within the generative AI industry, a rapidly advancing segment within the broader AI market, positioned at the intersection of machine learning, deep learning, and natural language processing. Our conversational AI solutions allow us to target a total addressable market that is estimated to be worth $10 billion and is poised to grow to $47 billion[1] by 2030, as substantiated by third-party industry reports and comprehensive studies related to our target sectors.

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[1] https://www.statista.com/statistics/1552183/global-agentic-ai-market-value/

The growing adoption of generative AI is being driven by the pursuit of cost reduction, value enhancement, differentiated customer engagements and operational efficiency benefits that we believe are not available to organizations through legacy solutions. There are a number of trends that are impacting the rate of adoption and facilitating changes to the ways organizations manage their technology infrastructure. These key trends include:

Agentic AI. We believe the landscape of GenAI has evolved, shifting from knowledge-based tools like AI chatbots and co-pilots to GenAI-enabled agents capable of executing complex, multi-step workflows. These "agentic systems" can complete tasks autonomously and interact dynamically with their environments. Deloitte[2] projects that in 2025, 25% of organizations leveraging GenAI will launch agentic pilots, with adoption expected to reach 50% by 2027. While multi-capable AI agents are not new, this trend reflects a broader industry recognition of AI's potential to move beyond single-function responses toward more sophisticated, autonomous assistance.

Growing Acceptance of AI. According to a study conducted by McKinsey[3], 72% of businesses have employed some kind of AI and 65% have utilized GenAI, specifically, in at least one business function during 2024. The study also suggested that 67% of respondents expect their organizations to invest more in AI in the next three years with analytics AI and GenAI being the likely recipient segments of this investment. Organizational experimentation of GenAI is also increasing according to a study published by Deloitte[4], which found that 68% of represented organizations had more than ten proof-of-concepts currently being pursued as of September 2024. Awareness is also permeating throughout organizations according to another study published by McKinsey[5], which indicated that nearly all employees (94%) and C-suite leaders (99%) had some familiarity with GenAI as of 2024. Additionally, demographic studies reveal that 62% of "Millennials", 50% of "Gen Z", and 22% of "Baby Boomers" report high levels of expertise with AI.[6] These studies speak to the increasing pervasiveness of AI in organizations and the widespread proliferation of its adoption and acceptance across the population.

Trust, Security & Reliability. As organizations increasingly experiment with and adopt GenAI, they have become more aware of its potential risks and challenges. Among the top barriers to adoption. Deloitte[7] reported in 2025 that 29% of organizations cite a loss of trust due to bias, hallucinations, and inaccuracies, while 35% highlight concerns over errors with real-world consequences. Similarly, McKinsey's[8] research underscores these apprehensions, revealing that in 2024 51% of U.S. employees are concerned about cybersecurity risks, 50% about inaccuracies, 43% about personal privacy, and 40% about intellectual property infringement.

Ethical and Regulatory Change. The growing pervasiveness of AI technologies, including generative AI and data collection efforts, have spurred greater ethical and regulatory consideration over the potential privacy, bias and fairness implications inherent to the deployment of such technologies. Governments and regulatory bodies are introducing frameworks and guidelines to ensure responsible AI deployment and data privacy and protection. A study published by Deloitte[9] in 2025 indicated that regulatory compliance concerns stand as the most significant barriers for businesses considering development and deployment of GenAI tools and applications. Addressing these ethical and compliance aspects is crucial for organizations to build trust with their customers, partners, and stakeholders, and to avoid or mitigate potential risks associated with noncompliance whether intentional or unintentional.

Timely, Personalized Experiences. We believe consumer satisfaction in business interactions hinges on the timely fulfillment of consumer needs, the consistency of these interactions and a preference for highly-personalized experiences. Gartner[10] has previously reported that organizations that focus on personalization can expect 16% more commercial outcome impact. Research conducted by McKinsey indicated that 71% of consumers expect personalized interactions, and 76% of consumers experienced dissatisfaction when offerings did not achieve it.

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[2] https://www2.deloitte.com/us/en/insights/industry/technology/technology-media-and-telecom-predictions/2025/autonomous-generative-ai-agents-still-under-development.html
[3] https://www.mckinsey.com/capabilities/quantumblack/our-insights/the-state-of-ai#/
[4] https://www2.deloitte.com/content/dam/Deloitte/us/Documents/consulting/us-state-of-gen-ai-q4.pdf
[5] https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/superagency-in-the-workplace-empowering-people-to-unlock-ais-full-potential-at-work#/
[6] https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/superagency-in-the-workplace-empowering-people-to-unlock-ais-full-potential-at-work#/
[7] https://www2.deloitte.com/content/dam/Deloitte/us/Documents/consulting/us-state-of-gen-ai-q4.pdf
[8] https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/superagency-in-the-workplace-empowering-people-to-unlock-ais-full-potential-at-work
[9] https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/state-of-generative-ai.html
[10] https://www.gartner.com/en/executive-guidance/impact-of-personalization

Multimodal World. Beyond text, the internet has become a vast repository of multimedia information in the form of images and videos. It is now second nature for us to freely capture and use images and videos as part of our queries, in addition to traditional text and voice interactions. McKinsey suggests that the current investment landscape in generative AI is heavily focused on text-based applications such as chatbots, virtual assistants, and language translation. It is projected that at least one-fifth of generative AI usage will derive from multimodal interfaces. A recent survey investigating customer engagement revealed that four out of five individuals preferred a multimodal experience over a text-based interaction.

Integration of Emerging Technologies. Digital transformation efforts are increasingly focusing on the seamless integration of emerging technologies beyond generative AI. These include technologies like blockchain, cloud management and computing, and the IoT. The strategic integration of these emerging technologies into existing infrastructure and processes is a critical aspect of future-proofing organizations and ensuring they stay at the forefront of technological advancements. As these emerging technologies gain broader acceptance and are further integrated into the world's digital infrastructure, we expect the adoption of AI to be empowered and accelerated. Significant growth is projected in these technologies according to various industry studies: Statista forecasts that there will be over 29 billion IoT-connected devices globally by 2030, while Gartner estimates that by 2025, more than 95% of new digital workloads will be deployed on cloud-native platforms, a significant increase from the 30% observed in 2021. These statistics underscore the accelerating pace of technological adoption and the critical role of integration in driving successful digital transformations, which we believe will further the adoption of AI.

Our Core Strengths

Versatile Applications and Customizable Designs that are Industry-Agnostic. We believe our AI Agents will be deployable across multiple differing industry verticals, regardless of whether a business leverages public or private cloud services, localized or hybrid environments. Whether in the automotive, healthcare or other industries or other developing markets, our AI Agents have been designed to deploy and integrate with our customers' businesses regardless of industry or internal infrastructure. We believe our broad scope of application allows us to be nimble and respond to developing trends with our end-users and other potential customers, without having substantial delays and costs when entering emerging markets.

Customizable solutions delivering personalized experiences. We believe every engagement with a customer is unique and personalized. Although our AI Agents are designed to allow for consistent and brand-cohesive communication, our short-term and long-term memory design and proprietary secured-identity protocol can enable individualized experiences based on an understanding of the individual that changes with time. Our secure, private, prompt design can contextualize our human-like response generation with client-approved and validated data sets. In this way, each human-like AI Agent is designed to be unique to and aligned with the brand of our clients.

Adaptive analytics and machine learning driving speed to deployment. We believe the ability of our AI Agents to be trained to the data of our clients in short periods of time in an automated fashion will be a significant driver of our ability to deploy our platform quickly and efficiently. We believe we are capable of navigating substantial data demands through our pre-processing, remote streaming and sequential linking foundations. Fueled by cutting-edge analytics and machine learning, we believe our AI Agents are capable of processing vast volumes of data within the business environment of our customers. Leveraging our advanced analytics capabilities, we designed our AI Agents to provide actionable insights to businesses in real-time.

Experienced and passionate management team with a deep understanding of AI. Our seasoned management team has a proven track record of spearheading innovation in hardware, software and business processes across various sectors. We believe that our collective passion for AI, combined with our diverse expertise, positions us to succeed in an industry that is driving what we believe is a monumental generational shift in the delivery of new AI products.

Our Growth Strategies

New Customer Acquisition Leveraging Direct and Channel Sales Strategy. We aim to expand our customer base by leveraging both direct sales force efforts and strategic channel partnerships. By forging agreements with strong industry partners, such as IntelliTek in healthcare, we streamline access to new customer prospects and unlock new market opportunities. We plan to seek additional partnerships with channel sales providers across our current verticals to organically grow revenues and expand familiarity with our products and brand.

"Land & Expand". We see significant growth potential and margin expansion opportunities in the automotive, healthcare, and financial services sectors in the medium- to long-term. Our strategic approach involves initially establishing customer relationships through our AI Agents and, over time, expanding these relationships to introduce additional offerings that meet our customers' evolving needs.

Product and Verticals Expansion. We are developing a strong pipeline of innovative future developments that we believe will not only augment our AI Agents but also enrich business applications, products, and platforms that adopt our embedded solutions. We believe maintaining a strong pipeline will facilitate new offerings that we can deliver to our business customers. As we penetrate our current vertical markets and diversify our product portfolio, we also intend to explore adjacent verticals to drive revenue expansion.

Additional Collaborations with Leading Universities. Collaborations with universities such as our research agreement with Korea University expand upon our efforts to improve our existing technologies, produce new offerings, and we believe such efforts will accelerate our entry into new customer verticals by partnering with leading AI development and research professionals across the globe. These collaborations catalyze the advancement of our technology and provide invaluable access to high caliber talent, varied perspective, and the exploration of uncharted technological territory in a manner that we believe differentiates us from our competition.

Current Target Verticals

Below are summaries of key end-markets that we believe illustrate both immediate and long-term potential for our product offerings:

Healthcare

We believe our platform can offer a solution for human-error and burnout across healthcare offerings by taking on a customer-facing role that removes the burden of certain administrative tasks from physicians and other healthcare professionals. The healthcare vertical is comprised of more than 145,000 organizations. Segments within this domain include outpatient care facilities (48,000+), urgent care facilities (11,000+), physician group locations (18,000+), hospitals (6,000+) and dentist offices (65,000+). Organizations within healthcare segments and business functions within those organizations typically operate in silos, which leads to disparate systems that undermines data interoperability. Patient forms, visitation notes and employee shift notes are examples of administrative duties undertaken by healthcare staff that are demanding and often manual in nature. Manual inputs are prone to human error, which compounds across fragmented and exhausted systems. According to Deloitte, 25% of all U.S. health care expenditure is wasted on administrative complexity, pricing failures and poor care delivery. Burnout and global deficits in skilled medical labor represent significant risks to care facilities and medical centers. Deloitte reported that 42% of physicians experienced burnout and the deficit of global skilled professionals will grow to 12.1 million by 2035. We intend to target key customers in the healthcare industry and sub-industries, such as hospitals/care providers, health insurance companies, pharmaceutical manufacturers/retailers, clinician assistance and education, medication adherence, health and wellness and certain third-party administrators who support those organizations with various products and services.

Automotive

Although there is less fragmentation in the new car dealership and insurance provider segments, these segments are also subject to changing consumer preferences towards digitally enabled touchpoints and industry-wide rising cost pressures, which we believe offers a natural entry point for our platform. As of March 27, 2025, there are more than 450,000 organizations operating in the automotive industry globally. This figure encompasses 280,000+ service centers, 151,000+ used car dealerships, 18,000+ new car dealerships and 500+ insurance providers. The used car dealership and service center segments are fragmented. This fragmentation has propagated data disparity across segment participants and led to slow adoption of emerging technologies and analytics capabilities. In turn, this has facilitated a gap between the changing preferences towards digitization, and legacy offerings. This was evidenced in a study by McKinsey, which revealed that 95% of used-car searches were instigated online. In a separate study, McKinsey noted that more than 80% of respondents use online sources during the purchase-consideration period of new vehicle sales.

Advertising

The advertising landscape has evolved significantly in recent years, shifting from broad "spray and pray" approaches to more data-driven "pay and hope" strategies. At the core of this transformation is the drive for personalization and greater relevance to target audiences. However, this pursuit of individuation has led to widespread consumer data and privacy violations, eroding trust among both consumers and the organizations delivering branded messages. Beyond privacy concerns, advertisers also face challenges in attribution, with limited access to reliable insights on whether their messages actually reach the intended audience. This lack of transparency underscores the need for more effective methods of verifying ad placements and engagement. The U.S. advertising market is projected to reach $569 billion by 2029[11]. Furthermore, the automotive sector is a particularly high-spending vertical. In 2023, automotive manufacturers alone invested an estimated $20.8 billion in advertising[12]. We believe our GenAI solutions can address these challenges-enhancing consumer data privacy and improving attribution by providing interactive engagements powered by dynamic conversational AI. We believe these solutions will mark a shift from mere consumer exposure to meaningful consumer experiences.

Financial Services

We believe we can fill much of the onboarding deficiencies faced by providers across the financial services sector by delivering a friendly, trustworthy and neutral interface that can provide comfort to customers facing delicate financial decisions. Over 227,000 organizations operate in the financial services industry. Although not exhaustive of segments operating in this vertical, this figure consists of 12,000+ FDIC and Non-FDIC insured banks, 195,000+ credit intermediaries, 16000+ asset & wealth management and 4,500+ insurance providers. Trust is a central tenant of financial services organizations in which reliability and security are essential to the delivery of value to clients. This is backed by extensive regulation, which establishes risk on industry participants to ensure compliance. The scope and complexity of traded products is exerting pressure on the reconciliation processes undertaken by asset and wealth management organizations. These processes often depend on manually integrated information from disparate sources. Insurance providers may struggle to scale efforts to digitize customer onboarding, policy binding and claims assessment. In a study by Deloitte, 54% of insurance companies investigated had not completed an upgrade to their legacy policy administration systems.

Illustrative Offering Tiers

We plan to offer our products in three tiers, varying based on the level of integration, number of customers services, concurrency of customer engagement and customization of the solutions we provided, as well as the needs of our end users.

Community Cloud. Built for small enterprises with data privacy requirements that service large customer bases. It is characterized by shared infrastructure and simple customization.

Private Cloud. Built for small-to-medium enterprises with more complex data privacy requirements that service large customer bases. This is marked by proprietary cloud infrastructure and technology.

On-Premises. Built for large enterprises with high concurrency and strict data security. This is distinguished as a full ring-fenced custom enterprise solution.

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[11] https://www.statista.com/outlook/amo/advertising/united-states
[12] https://www.statista.com/topics/1601/automotive-advertising/#topicOverview

Sales and Customers

We leverage both a direct sales force and a channel partner strategy to drive organic customer growth. In July 2024, we entered into a commercial agreement with Vybroo, granting a non-exclusive license to market and sell our technology to its diverse client base in Mexico. In September 2024, we executed a reseller agreement with IntelliTek, providing a non-exclusive worldwide license to promote our products within the healthcare industry. We had previously sought to partner with AFG Companies, Inc. ("AFG") to develop products for the automotive vertical. Since ending the partnership in early 2025, we have shifted our focus toward securing new partnerships to advance our automotive applications while expanding independent customer adoption efforts. In addition to healthcare and automotive, we have expanded our development focus into advertising and media. We intend to utilize additional channel partners and grow our sales team to further expand our customer base and drive revenues. We believe our customer base will primarily consist of original equipment manufacturers, car dealerships, hospitals, outpatient clinics and medical professionals, as well as insurance companies and third-party administrators, advertising agencies, and ad tech platforms. We intend to target partners whose offerings (both product and services) could be significantly enhanced or differentiated by our technology.

We have three primary go-to-market strategies: (1) partner with industry-specific solution providers to target desirable industries, (2) capture key large customers organically and through partners within industry verticals and sub-industries to leverage their brand and market positions and (3) scale our business by embedding our AI platforms with solution providers and consulting companies such that their solution offerings will include all or portions of our technology to create a differentiation.

To compete with other companies that may be larger and may have more resources, our strategy is to leverage our technological lead, which is the result of our targeted and intentional approach to meeting the needs of our key customers and partners, as well as harness operational nimbleness that enables us to react quickly to sudden shifts in industry trends. We aim to leverage our partners sales teams and their existing business relationships to scale our business. Once we have established our presence with key customers and partners, our goal is to embed our platform and technology into their existing offerings such that our partners' offerings can create a market differentiation to provide more value to their customers, generate additional revenue opportunities, pay royalties or platform fees for using our AI platforms and ultimately to provide a better customer experience.

Competitive Landscape

Our main sources of competition fall into several categories:

- Companies with AI capabilities focused on solutions in the conversational interface, language understanding and processing;
- Organizations offering products within our current target verticals; and
- Legacy providers, including large technology companies with existing and fast-growing AI offerings.

The AI value stack is comprised of multiple layers including services, software & applications, models & machine learning operations, infrastructure and platforms and silicon. AI and data-driven tech platforms enabling task management and/or help desk applications are most instructive. However, infrastructure & hardware players that enable AI technologies as well as large tech names that are infusing AI to enhance their broader platform value propositions are also relevant.

Private market comparables may also be instructive, although performance metrics are generally limited. The scope of the AI market is defined by an ecosystem that addresses both horizontal and vertical solutions as well as enterprises and consumer products.

The principal competitive factors in the markets in which we operate include:

- Accuracy and precision of NLP and natural language understanding;
- Degree of available and seamless multimodality;
- Flexible deployment model and cross-platform support;
- Ease and speed of adoption and use;
- Customization and flexibility to customer needs;

- Individualized personalization and contextualization;
- Data security, privacy, and regulatory compliance;
- Extensibility of product innovation, research, and pipeline;
- Depth of vertical expertise and specialization;
- Scope of channel and distribution partner network;
- Pricing, cost structures, and returns on investment;
- Strength of sales and marketing efforts;
- Financial and other resources and name recognition;
- Existing customer relationships;
- Brand salience, reputation, and level of adoption; and
- Track records of success in complex environments.

Intellectual Property

We rely on a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual measures, to protect our intellectual property rights.

As of March 27, 2025, we had 21 issued patents, including 10 U.S. issued patents and 11 issued abroad. Our U.S. issued patents expire between September 9, 2028, and April 18, 2031. We also have 25 pending patent applications, including 24 U.S. nonprovisional patent applications, 9 U.S. provisional patent applications (2 of which are in the process of being revived as a matter of unintentional abandonment), one Patent Cooperation Treaty patent application, and three patent applications in other jurisdictions. The pending U.S. patent applications, if issued, would expire between 2041 and 2044. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We also generally apply a policy requiring our employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. There are a number of risks associated with our patent rights and other intellectual property rights, including whether such rights are valid, enforceable or sufficient to protect our business, products or services. See the section titled "*Risk Factors-Risks Related to Intellectual Property, Information Technology, Data Privacy and Security*" for a more comprehensive description of risks related to our intellectual property.

Regulation

The regulation of artificial intelligence in our target verticals and its broader application is a rapidly evolving topic amongst lawmakers and policymaking organizations. While comprehensive regulation around the existence, parameters, application and use cases for artificial intelligence remain in its early stages, we expect that the regulatory environment governing our platforms and activities will rapidly develop in the future and that a substantial amount of public and private scrutiny will be placed on artificial intelligence as a whole. Additionally, jurisdictions in which we operate and may operate in the future will likely have substantially differing regulatory regimes with which we may be required to comply. While we are unable to predict the exact impact of any new regulations on our business and results of operations, we believe it is highly likely that sweeping regulations will result in additional compliance and development costs, as well as the attention of government agencies and private organizations, which may have an adverse effect on our business and financial condition.

While regulatory regimes governing artificial intelligence broadly remain undeveloped, there are a number of existing regulations in some of our target verticals with which we may need to comply. For example, there are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information ("PII"), including health information. In particular, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its respective implementing regulations, establishes privacy and security standards that limit the use and disclosure of protected health information ("PHI"), and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Violations of HIPAA may result in civil and criminal penalties. We will be subject to HIPAA to the extent we store customer data on our system as opposed to a third-party cloud system or with our customers.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII and PHI in both healthcare and financial services. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and certain other laws, we must report breaches of unsecured PHI to our partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

In the event our platforms and applications constitute medical products, our operations may in part become regulated by the FDA and other federal and state agencies. The FDA broadly regulates the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export and market surveillance of our medical devices and has significant enforcement and policymaking power.

Other federal and state laws may also apply to us, including additional regulations regarding IT security, PII, deceptive trade practices in New York and California, among others. Additionally, we may be subject to the General Data Protection Regulation of the European Union and European Economic Area.

Employees

As of December 31, 2024, we had 39 full-time employees and 6 independent contractors.

Corporate Information

Our principal executive offices are located at 300 Delaware Ave, Suite 210 Wilmington, DE 19801. Our phone number is (307) 757-3650. Our website is https://beninc.ai/. Information contained on or accessible through our website is not incorporated by reference into this Annual Report and should not be considered a part of this Annual Report.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished to the SEC are also available free of charge through the Company's investor relations website (*https://investors.beninc.ai/financial-information/sec-filings*), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests it.

Legal Proceedings

On January 16, 2025, the Company filed a lawsuit (the "AFG Lawsuit") against AFG and its Chief Executive Officer, Ralph Wright Brewer III, in the Northern District of Texas, Dallas Division alleging fraudulent misrepresentation, breach of contract, and the concealment of a ransomware attack on its own network shortly before the Reseller Agreement was executed. Given that the litigation remains in its early stages, the Company is currently unable to estimate the potential range of recoverable damages or the potential loss or range of loss, if any, resulting from a favorable or unfavorable outcome.

On March 26, 2025, the Company filed a First Amended Complaint against AFG in the Southern District of New York alleging breach of contract against AFG with respect to the AFG Subscription Agreement. Specifically, the Company alleges that AFG failed to fund its required March 13, 2025 payment in the amount of $6,500,000. In the lawsuit, the Company seeks actual damages in the amount of the missed payment, pre- and post-judgment interest, consequential damages and attorneys' fees and costs. It also seeks a declaration from the court that AFG was and is obligated to purchase an aggregate of $6.5 million of additional shares of the Company's Common Stock on each of the first four anniversaries of the Initial Offering Closing Date and Business Combination Closing (as defined in the AFG Subscription Agreement) pursuant to the AFG Subscription Agreement. On May 12, 2025, AFG filed an Answer and Counterclaims in which it denies the allegations of the lawsuit and asserts counterclaims for an unspecified amount of damages against the Company. Given that the litigation remains in its early stages, the Company is currently unable to estimate the potential range of recoverable damages or the potential loss or range of loss, if any, resulting from a favorable or unfavorable outcome.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Apart from the foregoing, we are not presently a party to any other legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our Common Stock is listed on The Nasdaq Capital Market under the symbol "BNAI," and our warrants to purchase Common Stock (the "Public Warrants") are listed on The Nasdaq Capital Market under the symbol "BNAIW". The closing price of our Common Stock and Public Warrants as reported by Nasdaq on September 30, 2025, was $0.29 and $0.02, respectively.

Record Holders

As of September 30, 2025, there were 91 shareholders of record and there were 44,880,795 shares of Common Stock issued and outstanding. The number of shareholders of record does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

Dividends

We have never declared or paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund our operations and the expansion of our business.

Comparative Stock Performance

We are a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. As a result, we are not required to provide the information required by Item 201(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements," "Business," and the consolidated financial statements and accompanying notes related thereto appearing elsewhere in this Annual Report. Unless the context otherwise requires, all references in this section to "we," "us," "our," the "Company" or "BEN" refer to Brand Engagement Network Inc., a Delaware corporation.

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" was prepared and made in conjunction with our financial statements for fiscal year 2024, which were first filed with the Securities and Exchange Commission on March 31, 2025. As such, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" speaks only through March 31, 2025 for fiscal years ending December 31, 2024 and 2023, unless otherwise noted. The Company maintains no obligation to update such statements. We urge you to refer to our 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, for any updates to our company since the preparation of this section and our financial statements. Any undefined terms used within have the meaning as set forth in our 10-K.

Risk Relating to Forward-Looking Statements

This discussion and analysis contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the fact that they do not strictly relate to historical or current facts. They use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "seek," "should," "will," "would," the negative version of these words, or other comparable words or phrases. Such forward-looking statements are subject to various risks and uncertainties. In particular, these include statements relating to future actions, statements regarding future performance or results and anticipated services or products, sales efforts, expenses, the outcome of contingencies, trends in operations and financial results. Actual results could differ materially from those expressed or implied in the forward-looking **Overview**s. See "- Cautionary Note Regarding Forward-Looking Statements."

We are a generative AI ("GenAI") company specializing in conversational AI solutions. Through our secure, human-like AI agents ("AI Agents"), available in different modalities, we seek to transform consumer engagement and elevate customer experience, productivity, and business performance. Our AI Agents are built on 16+ advanced AI modules spanning perception, understanding, and response, with advanced capabilities in natural language processing ("NLP"), multisensory awareness, sentiment and environmental analysis, and real-time individuation and personalization. Our conversational AI solutions are tailored to meet the unique needs of our business customers - from AI Agent customization in look, sound, and feel, to conversation design, business system integration, and cross-platform execution.

We still hold significant intellectual property in the form of a patent portfolio that we believe will be a cornerstone of our artificial intelligence solutions for certain industries that we expect to target, including the automotive, healthcare, and financial services industries.

Recent Events

Cohen Convertible Note

On April 12, 2024, we issued a convertible promissory note to J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division in the principal amount of $1.9 million (the "Cohen Convertible Note"), to settle outstanding invoices totaling $1.9 million related to investment banking services rendered to the Company in connection with its merger with Prior BEN and DHC Acquisition Corp. (the "Business Combination"). Beginning on October 14, 2024, interest will accrue at the fixed rate of 8% per annum on the outstanding principal amount until the Cohen Convertible Note is paid in full. Interest is payable monthly in cash or in-kind at the election of the Company. The Company may prepay the Cohen Convertible Note in whole or in part at any time or from time to time without penalty or premium. The Company may be required to prepay all or a portion of the Cohen Convertible Note upon the consummation of certain capital raising activities as described therein. The Cohen Convertible Note matured on March 14, 2025.

May Private Placement

On May 28, 2024, the Company entered into a Securities Purchase Agreement (the "May SPA") with certain investors (the "May Purchasers"), pursuant to which the Company sold to the May Purchasers an aggregate of 1,980,000 shares of common stock, par value $0.0001 per share ("Common Stock") and 3,960,000 warrants, consisting of warrants to purchase 1,980,000 shares of Common Stock with a term of one year (the "May One-Year Warrants") and warrants to purchase 1,980,000 shares of Common Stock with a term of five years (the "May Five-Year Warrants" and, together with the May One-Year Warrants, the "May Warrants"), for aggregate proceeds consisting of approximately $4.4 million in cash and approximately $0.5 million through the offset of an obligation of the Company to the Purchasers. All May Warrants were originally exercisable for shares of Common Stock at an exercise price of $2.50 per share.

July Private Placement

On July 1, 2024, the Company entered into a July Securities Purchase Agreement with The Williams Family Trust (the "July Securities Purchase Agreement") for the issuance and sale of 120,000 shares of Common Stock and 240,000 warrants, consisting of 120,000 July Warrants with a term of one year (the "July One-Year Warrants") and 120,000 July Warrants with a term of five years (the "July Five-Year Warrants," together with the July One-Year Warrants, the "July Warrants") to The Williams Family Trust for an aggregate purchase price of $0.3 million. The July Warrants are exercisable for Common Stock at a price of $2.50 per share and were immediately issued upon the closing date of July 1, 2024.

August Private Placement

On August 26, 2024 2024 (the "SEPA Effective Date"), we consummated a series of transactions for an aggregate purchase price of $5,925,000 (the "August Financing") whereby we (i) agreed to issue 1,185,000 shares of our Common Stock at a price per share of $5.00 pursuant to that certain Securities Purchase Agreement (the "August SPA"), dated August 26, 2024, by and among the Company and certain investors signatory thereto (the "August Purchasers"), (ii) issued 960,000 warrants (the "August Warrants") to purchase our Common Stock at an exercise price of $5.00 pursuant to that certain Warrant Purchase Agreement ("Warrant Purchase Agreement"), dated August 26, 2024, by and among the Company and certain purchasers signatory thereto and (iii) facilitated the transfer of 1,185,000 shares held by DHC Sponsor, LLC ("Sponsor") issued in connection with the Company's predecessor, DHC Acquisition Corp.'s ("DHC") initial public offering to the August Purchasers, pursuant to that certain share assignment and lockup release agreement (the "Assignment Agreement") with certain members of Sponsor and certain other existing stockholders and affiliates of the Company and the August Purchasers in exchange for releases from certain restrictions on transfer contained in either a (i) prior letter agreement by and among the Company's predecessor, DHC, Sponsor and the other signatories thereto or (ii) in certain lock-up agreements executed by certain members of Sponsor in connection with the consummation of the Company's prior business combination.

On August 30, 2024, the Company issued to the August Purchasers an aggregate of 100,000 shares of Common Stock and 960,000 August Warrants, and the August Purchasers paid an aggregate of $0.5 million in connection with the closing of the August Financing.

The remaining shares were issued to an escrow account and such shares remain in escrow until the conditions in the August SPA are satisfied. The August Purchasers are required to pay to the Company monthly cash installments in the amounts and on the dates as determined in the August SPA ending on April 5, 2025. For every $5.00 paid to the Company, the Company will release one share of Common Stock under the August SPA and one share of Common Stock under the Assignment Agreement to the August Purchasers. If an investor fails to pay its required funding by the respective deadline, the investor's entire commitment under the August SPA will become immediately due and payable. As of March 27, 2025, a total of 110,000 shares of Common Stock have been issued to the August Purchasers for gross proceeds of $550.000. As of March 27, 2025, the August SPA has been terminated with respect to certain Purchasers who have exercised their portion of the Committed Warrants under the January Warrant Exercise Agreement. As of the date hereof, one Purchaser has failed to make its required exercises for the January 31, 2025 exercise date under the January Warrant Exercise Agreement. To the extent a Purchaser fails to exercise its portion of the Committed Warrants, the obligations of such Purchaser under the August SPA and such obligations of any investor under the August SPA who is not a Purchaser under the January Warrant Exercise Agreement, shall remain, and the August SPA will only terminate as to the Purchasers who have completed their January 31, 2025 exercise pursuant to the terms of the January Warrant Exercise Agreement. For additional information, please see "*Warrant Exercise and Reload Agreement*" below.

Standby Equity Purchase Agreement

On August 26, 2024, the Company issued 280,899 shares (the "Commitment Shares") of Common Stock to YA II PN, Ltd. ("Yorkville"), pursuant a Standby Equity Purchase Agreement (the "SEPA"), dated August 26, 2024. The issuance of such shares to Yorkville pursuant to the SEPA was not registered under the Securities Act. As of March 27, 2025, the Company has issued 2,462,023 shares to Yorkville under the SEPA.

The Cataneo Purchase Agreement[1]

On October 29, 2024, Company entered into a Share Purchase and Transfer Agreement with Christian Unterseer, in his individual capacity ("Unterseer"), CUTV GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("CUTV"), and CUNEO AG, a stock corporation incorporated under the laws of the Federal Republic of Germany ("Cuneo" and together with Unterseer and CUTV, the "Sellers") (as amended by the Addendum, the "Purchase Agreement") pursuant to which the Sellers have agreed to sell all of the outstanding equity interests of Cataneo GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("Cataneo") to the Company for an aggregate purchase price of $19.5 million, consisting of (i) $9.0 million in cash (the "Cash Consideration") and (ii) 4,200,000 shares of the Company's Common Stock at an agreed upon value of $2.50 per share ("Equity Consideration," collectively with the Cash Consideration, the "Consideration Shares") (the transactions governed by the Purchase Agreement, the "Acquisition"), subject to customary adjustments. Prior to the closing of the Acquisition (the "Cataneo Closing Date"), the Sellers may elect to convert a portion of the Equity Consideration to cash for up to $3.0 million at a price per share of $2.50 (the "Cash Election"). Additionally, an aggregate of 400,000 shares of Common Stock issued as part of the Equity Consideration shall be subject to an escrow arrangement for a period of one year (the "Escrow Period") following Cataneo Closing Date (the "Escrow Shares"). The Escrow Shares may be utilized to offset certain claims, fines, penalties, outstanding debts or other costs owed by the Sellers following the Cataneo Closing Date. Thirty days prior to the end of the Escrow Period, certain of the Sellers shall have the right, but not the obligation, to cause the Company to repurchase their portion of the Escrow Shares at a price per share of $2.50.

The Purchase Agreement contains customary representations, warranties and covenants, as well as indemnification provisions subject to specified limitations. Among other things, the Sellers have agreed, subject to certain exceptions, to cause Cataneo to conduct its business in the ordinary course, consistent with past practice, from the date of the Purchase Agreement until the Cataneo Closing Date and not to take certain actions prior to the Cataneo Closing Date without the prior written consent of the Company.

The transaction is expected to close in the first half of 2025 and is subject to conditions, including, (i) the making of the Cash Election, (ii) the initiation of the process to register for resale the Equity Consideration, (iii) written confirmation that the Company has not received any delisting notice or similar notification affecting its listing status with Nasdaq, (iv) the execution by one or several of the Company's major stockholders of a personal guarantee of the Agreed Share Value (as defined therein) for a period of one year following the Cataneo Closing Date (the "Personal Guarantee"), (v) the obtaining of joint approval of the terms of the financing of the cash purchase price of the Acquisition by the Company and the Sellers, (vi) the receipt of customary third-party approvals and the release of the Sellers from customary bank guarantees, securities and indemnities, and (vii) the Company's board of directors' approval of the Company's due diligence investigation (collectively, the "Closing Conditions"). The Company intends to finance the transaction through third-party financing, which may take the form of debt or equity.

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[1]This footnote is being added as of the date of our Annual Report sent to shareholders. As previously disclosed, on October 29, 2024, Brand Engagement Network Inc., a Delaware corporation (the "Company") entered into a Share Purchase and Transfer Agreement with Christian Unterseer, in his individual capacity ("Unterseer"), CUTV GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("CUTV"), and CUNEO AG, a stock corporation incorporated under the laws of the Federal Republic of Germany ("Cuneo" and together with Unterseer and CUTV, the "Sellers") (the "Purchase Agreement"), pursuant to which, among other things, the Sellers agreed to sell all of the outstanding equity interests of Cataneo GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("Cataneo") to the Company for an aggregate purchase price, in the form of cash and Company common stock, of $19.5 million, subject to certain adjustments. In addition, after signing, the parties executed amendments on February 6, 2025, May 26, 2025 and July 3, 2025 that, among other things, (i) provided for certain down-payments by BEN that would be non-refundable and applied as set-off against any Sellers' claims in a pre-closing termination scenario (including reasonable professional fees/costs and a $350,000 penalty referenced in Section 12.4.2), and (ii) temporarily suspended and then re-instated the Sellers' contractual withdrawal rights on the dates specified therein. On September 14, 2025, the parties terminated the Purchase Agreement. The termination was effected through a written notice from the Seller, which the Company acknowledged and accepted, in accordance with the terms of the Purchase Agreement.

The Purchase Agreement contains certain customary termination rights, as amended and described below, for the Company and the Sellers, including the right to terminate the Purchase Agreement if (i) not all of the Closing Conditions have been satisfied by January 29, 2025 (which has been extended as described below), (ii) a party has not performed all of its Closing Actions (as defined therein) within ten business days of the Cataneo Closing Date, or (iii) the registration process of the Equity Consideration has not been initiated prior to the Cataneo Closing Date to the satisfaction of the Sellers. Notwithstanding any termination right, any party may seek specific performance of the other parties to the Purchase Agreement. In the event the Purchase Agreement is terminated by the Sellers by virtue of the failure of the Company to deliver the Personal Guarantee, the Sellers shall be entitled to a termination fee of approximately $0.4 million.

On February 6, 2025, the Company and the Sellers entered into that certain Addendum to Share Purchase and Transfer Agreement (the “Addendum”), pursuant to which the parties amended certain provisions of the Purchase Agreement to provide the parties additional time to prepare for and close the Acquisition. More specifically, the Addendum amends the Purchase Agreement to, among other things: (i) provide that the Company pay to Mr. Unterseer, as authorized recipient of the Sellers $0.4 million as a partial down payment (“Initial Down Payment”) on the Cash Consideration by February 13, 2025, which amount was paid in full on February 12, 2025 and temporarily suspend Sellers’ right to withdraw from the Purchase Agreement until February 28, 2025, unless the Company fails to pay Initial Down Payment; (ii) provide for additional temporary suspensions of Sellers’ right to withdraw for two successive one-month periods through April 30, 2025, dependent upon the Company’s payment each month of a down payment of $0.1 million to Mr. Unterseer, as authorized recipient of the Sellers (each an “Additional Down Payment”), with each Additional Down Payment to be credited toward the Cash Consideration to be owed by the Company; (iii) add a requirement of Sellers to use their best efforts to coordinate and to cause Cataneo to work with the Company and the Company’s financial advisors towards the implementation of the percentage of completion method of accounting for past and current customer projects; (iv) provide that Sellers’ agree to rescind Sellers’ previous notification to exercise their right (the “Election Right”) to receive the Equity Consideration in the amount of $3.0 million in cash instead of Consideration Shares as set forth in the Purchase Agreement, provided that the Sellers’ may re-exercise such Election Right prior to the Closing of the Acquisition; (v) waive Sellers’ right to approve the terms of the financing of the transaction; and (vi) provide that if the Purchase Agreement were to be terminated upon the Company’s failure to pay or the expiration of April 30, 2025, or for other reasons the Company withdraws from the Purchase Agreement pursuant to the early termination provisions of the Purchase Agreement or should the Purchase Agreement terminate before Closing, Seller’s agree to set-off under certain circumstances any claims Sellers may have pursuant to such early termination provisions of the Purchase Agreement against the Initial Down Payment and any Additional Down Payment; however, the remainder of the Initial Down Payment and any Additional Down Payment will not be repayable to the Company by Sellers. On March 14, 2025, the Company paid an Additional Down Payment of $100,000 to be credited toward the Cash Consideration.

Yorkville Promissory Note[2]

On November 11, 2024, the Company issued a non-convertible unsecured promissory note (the “Promissory Note”) in the aggregate original principal amount of approximately $1.7 million to Yorkville. The Promissory Note does not bear interest, subject to a potential increase of the interest rate to 18.0% per annum upon the occurrence of certain events of default as described in the Promissory Note. The Promissory Note matured on March 11, 2025, and was issued at an original issue discount of 10%. The Company is required to make monthly cash payments beginning on December 15, 2024, and continuing on the same day of each successive calendar month (each, an “Installment Date”) of principal in the amount of the sum of (i) $0.4 million of principal (or the outstanding principal amount if less than such amount), plus (ii) a payment premium in an amount equal to 5% of the principal amount being paid, if applicable (the “Payment Premium”), and (iii) any accrued and unpaid interest as of each Installment Date (“Installment Amounts”). The Company shall, at its own option, repay each Installment Amount either (i) in cash on or before each Installment Date, or (ii) by submitting one or more an advance notice(s) under the SEPA (as defined below) (an “Advance Repayment”), on or before the applicable Installment Date, or any combination of (i) or (ii) as determined by the Company. If the Company repays the Installment Amount in cash, the cash payment shall include the Payment Premium. If the Company elects an Advance Repayment for all or a portion of an Installment Amount, then no Payment Premium will apply. In addition, for so long as the Promissory Note is outstanding, with respect to any advance notice submitted by the Company under the SEPA, the Company shall select an Option 2 Pricing Period (as defined in the SEPA), unless otherwise agreed by Yorkville.

[2]On May 28, 2025, the Company received a written notice of default from Yorkville. As of the date of this filing, Company management is in the process of negotiating with Yorkville and Yorkville has not initiated any further actions against the Company.

Nasdaq Minimum Bid Price Compliance[3]

On December 30, 2024, the Company received a letter (the "Notice") from the Listing Qualifications Department (the "Staff") of Nasdaq notifying the Company that, for the previous 30 consecutive business days, the closing bid price for the Company's Common Stock, had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Requirement"). The Notice has no effect at this time on the Common Stock, which continues to trade on The Nasdaq Capital Market under the symbol "BNAI".

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until June 28, 2025 (the "Compliance Date"), to regain compliance with the Bid Price Requirement. If, at any time before the Compliance Date, the bid price for the Common Stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Staff will provide written notification to the Company that it has regained compliance with the Bid Price Requirement (unless the Staff exercises its discretion to extend the 10-day period).

If the Company is not in compliance with the Bid Price Requirement by the Compliance Date, the Company may qualify for a second 180 calendar day period to regain compliance with the Bid Price Requirement. To qualify for an additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for or fails to regain compliance during the second compliance period, then the Staff will provide written notification to the Company that its Common Stock will be subject to delisting. At that time, the Company may appeal the Staff's delisting determination to the Nasdaq Listing Qualifications Panel. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination, that such an appeal would be successful.

The Company intends to monitor the closing bid price of its Common Stock and is evaluating available options, including seeking to effect a reverse stock split, to resolve the noncompliance matters described herein and intends to take appropriate steps to maintain its listing on Nasdaq. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement.

Warrant Exercise and Reload Agreement

On January 13, 2025, the Company entered into that certain Warrant Exercise and Reload Agreement (the "January Warrant Exercise Agreement") with certain investors (the "Purchasers"). Pursuant to the August SPA, the Purchasers previously purchased 110,000 shares of Common Stock, and the Company issued the contribution warrant (the "Contribution Warrant") to purchase up to 960,000 shares of Common Stock at an exercise price of $5.00 per share in exchange for certain holders of Common Stock contributing 1,185,000 shares of Common Stock into an escrow account maintained in connection with the August SPA, of which 1,075,000 shares of Common Stock remain in such escrow account (the "Escrow Shares").

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[3]As previously reported, on December 30, 2024, Brand Engagement Network Inc. (the "Company"), received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, because the closing bid price for its common stock had been below $1.00 per share (the "Minimum Bid Price Requirement") for 30 consecutive business days, it was no longer in compliance with the Minimum Bid Price Requirement for continued listing on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 days, or until June 30, 2025, to regain compliance with the Minimum Bid Price Requirement. On July 1, 2025, the Company received a letter (the "Extension Notice") from Nasdaq notifying the Company that it has been granted an extension of 180 calendar days (the "Extension"), or until December 29, 2025, to regain compliance with the Minimum Bid Price Requirement under Nasdaq Listing Rule 5550(a). If, at any time before December 29, 2025, the bid price for the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification to the Company that it has regained compliance with the Minimum Bid Price Requirement (unless Nasdaq exercises its discretion to extend the 10-day period).

Under the January Warrant Exercise Agreement, the exercise price of 1,074,999 May Warrants (the "Committed Warrants") was reduced to $1.96 per share, until May 30, 2025, after which point the exercise price for any unexercised Committed Warrants shall automatically revert back to $2.50 per share. Pursuant to the January Warrant Exercise Agreement, the Purchasers agreed to exercise the Committed Warrants for cash on a schedule set forth in the January Warrant Exercise Agreement, with exercises taking place on or before January 31, 2025, February 28, 2025 and March 27, 2025 (the "Exercise Schedule"). Upon each Committed Warrant exercised in accordance with the Exercise Schedule, the Company shall issue (i) one new warrant to purchase one share of Common Stock exercisable for a term of two years and (ii) one new warrant to purchase one share of Common Stock exercisable for a term of five years, each with an exercise price of $1.71 per share (together, the "Reload Warrants"). Upon a Purchaser's completion in full under the Warrant Exercise but no later than May 30, 2025, all remaining May Warrants issued under the May SPA held by such Purchaser shall immediately upon completion of such exercise automatically be amended to become exercisable for $1.96 per share for the remainder of their term (the "Optional Warrants"). If a Purchaser exercises an Optional Warrant by June 30, 2025, the Company shall issue to such Purchaser (i) one new warrant to purchase one share of Common Stock with an exercise price of $1.71 per share with a term of two years and (ii) one new warrant to purchase one share of Common Stock with an exercise price of $1.71 with a term of five years (the "Optional Reload Warrants"). In addition, under the January Warrant Exercise Agreement, for each share of Common Stock for which a Purchaser exercises a Committed Warrant, one Escrow Share will be released from escrow and transferred to such Purchaser, for an aggregate of up to 1,074,999 Escrow Shares among all Purchasers, rounded down to the nearest whole share. Additionally, the exercise price of the Contribution Warrant was reduced to $1.71 per share.

As of the date of March 27, 2025, Purchasers have exercised 718,513 Committed Warrants to purchase 718,513 shares of Common Stock pursuant to the January Warrant Exercise Agreement for aggregate gross proceeds of $1.4 million, and such Purchasers shall be issued 718,513 shares of Common Stock, 718,513 Escrow Shares, and 1,437,000 Reload Warrants. The August SPA has been terminated with respect to such Purchasers. As of March 27, 2025, one Purchaser has failed to make its required exercises for the January 31, 2025 exercise date under the January Warrant Exercise Agreement, in an aggregate amount of $0.2 million. To the extent a Purchaser fails to exercise its portion of the Committed Warrants, the obligations of such Purchaser under the August SPA and such obligations of any investor under the August SPA who is not a Purchaser under the January Warrant Exercise Agreement, shall remain, and the August SPA will only terminate as to the Purchasers who have completed their January 31, 2025 exercise pursuant to the terms of the January Warrant Exercise Agreement.

AFG Subscription Agreement; Termination of Reseller Agreement

On August 19, 2023, the Company and AFG entered into a Reseller Agreement (the "Reseller Agreement") providing for, among other things, AFG to act as BEN's exclusive reseller of certain products in a designated territory on certain terms and conditions. As partial consideration to AFG for such services to BEN, (i) Prior BEN issued to AFG a number of shares of Prior BEN common stock which converted into 1,750,000 shares of Common Stock and (ii) a non-transferable warrant to purchase up to 3,750,000 shares of Common Stock at a price of $10.00 per share, with AFG's right to exercise such warrant vesting based upon revenues earned from the sales of BEN products paid by AFG to BEN pursuant to the Reseller Agreement (the "Reseller Warrant").

On September 7, 2023, the Company and AFG entered into a Subscription Agreement (the "AFG Subscription Agreement") providing for (i) the purchase of shares of Prior BEN Common Stock in a private placement by the AFG and certain of its affiliates (the "AFG Investors") as of immediately prior to the Closing Date, which converted into the right to receive 650,000 shares of Common Stock with an aggregate initial value of $6.5 million (such obligation to purchase such shares of BEN Common Stock, the "Initial Commitment") and (ii) the purchase of shares Common Stock in four installments commencing on March 14, 2025, with an aggregate purchase price of $26.0 million, at a purchase price per share prior to the installment purchase date that is the lesser of $10.00 and the average of the last reported sales prices of Common Stock for the twenty (20) trading days immediately preceding the applicable installment purchase date, subject to a floor price of $2.11 (the "AFG Installment Shares").

On January 17, 2025, the Company delivered a notice of termination ("Notice") to AFG Companies, Inc. ("AFG") terminating the Exclusive Reseller Agreement, dated August 19, 2023, as amended, by and between the Company and AFG (the "Reseller Agreement"). The Notice only applies to the Reseller Agreement and does not affect AFG's obligations under the Subscription Agreement; however, in light of the Notice and the AFG Lawsuit (as defined below), the Company is uncertain whether AFG will fulfill its obligations under the Subscription Agreement. Accordingly, none of the information presented in this Annual Report on Form 10-K assumes that either the Reseller Warrant will become exercisable or that any AFG Installment Shares will be issued.

On January 16, 2025, the Company filed a lawsuit against AFG and its Chief Executive Officer, Ralph Wright Brewer III, in the Northern District of Texas, Dallas Division alleging fraudulent misrepresentation, breach of contract, and the concealment of a ransomware attack on its own network shortly before the Reseller Agreement was executed (the "AFG Lawsuit").

The Company remains committed to, and intends to continue developing, its automotive vertical. The Company intends to utilize additional channel partners and grow its sales team to further expand its customer base and drive revenues. The Company is finalizing preparations to launch its Automotive AI Agent, a solution that integrates with major automotive data and service platform providers and supports over 13,000 dealerships nationwide. Additionally, the Company plans to expand its efforts through pilot programs in the Midwest, stronger reseller partnerships in Mexico, and collaborations with Canadian dealership groups. Recently, the Company has secured automotive pilots using its AI agent, which the Company believes will improve lead conversions, automates scheduling tools, enhances service efficiency, and enables advanced analytics to streamline operations.

Key Factors and Trends Affecting our Business

Productions and Operations

We expect to continue to incur significant operating costs that will impact our future profitability, including research and development expenses as we introduce new products and improves existing offerings; capital expenditures for the expansion of our development and sales capacities and driving brand awareness; additional operating costs and expenses for production ramp-up; general and administrative expenses as we scale our operations; interest expense from debt financing activities; and selling and distribution expenses as we build our brand and market our products. To date, we have not yet sold any of our products beyond their pilot stage. As a result, we will require substantial additional capital to develop products and fund operations for the foreseeable future.

Revenues

We are a development stage company and have not generated any significant revenue to date.

Public Company Costs

We expect to hire additional staff and implement new processes and procedures to address public company requirements, particularly with respect to internal controls compliance and public company reporting obligations. We also expect to incur substantial additional expenses for, among other things, directors' and officers' liability insurance, director compensation and fees, listing fees, SEC registration fees, and additional costs for investor relations, accounting, audit, legal and other functions.

If we cease to become an emerging growth company, we will become subject to the provisions and requirements under Section 404(b) of the Sarbanes-Oxley Act of 2002, which will require us to undergo audits of our internal controls over financial reporting as part of our yearly financial statement audits, resulting in a significant increase in consultant and audit costs over previous levels going forward.

Components of Results of Operations

Operating expenses

General and administrative expenses

General and administrative expenses consist of employee-related expenses including salaries, benefits, and stock-based compensation as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expense. We have and expect to further incur significant expenses as a result of becoming a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Depreciation and amortization

Depreciation expense relates to property and equipment which consists of equipment, furniture and capitalized software. Amortization expense relates to intangible assets.

Research and development cost

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rent for facilities, hardware and software equipment costs, consulting fees for technical expertise, prototyping, and testing.

Impairment of deferred customer acquisition costs

Impairment of deferred customer acquisition costs is related to the impairment of the fair value of the common shares issued to AFG in connection with the termination of the Reseller Agreement.

Other income (expenses)

Interest expense

Interest expense consists of interest on our related party note payable and short-term debt.

Interest income

Interest income consists of interest earned on our excess cash.

Gain on debt extinguishment

Gain on debt extinguishment is related to settlement of accounts payable through issuance of shares of Common Stock and negotiated cash settlement.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities reflected the non-cash charge for changes in the fair value of the warrant liability that is subject to re-measurement at each balance sheet date.

Other expenses

Other expenses primarily consists of foreign currency gains or losses as a result of exchange rate fluctuations on transactions denominated in Korean won.

Results of Operations

Comparison of the year ended December 31, 2024 and 2023

	Years Ended December 31,		Increase
	2024	**2023**	**(Decrease)**
Revenues..	$ 99,790	$ 35,210	$ 64,580
Operating expenses:			
General and administrative.............................	19,242,571	10,841,024	8,401,547
Depreciation and amortization	2,728,411	637,990	2,090,421
Research and development.............................	1,127,779	236,710	891,069
Impairment of deferred customer acquisition costs..	13,475,000	-	13,475,000
Total operating expenses	36,573,761	11,715,724	24,858,037
Loss from operations	(36,473,971)	(11,680,514)	(24,793,457)
Other income (expenses):			
Interest expense	(202,945)	(56,515)	(146,430)
Interest income	3,328	15,520	(12,192)
Gain on debt extinguishment............................	1,946,310	-	1,946,310
Change in fair value of warrant liabilities...........	994,687	-	994,687
Other...	17,162	(9,757)	26,919
Other income (expenses), net	2,758,542	(50,752)	2,809,294
Net loss...	$ (33,715,429)	$ (11,731,266)	$ (21,984,163)

Revenues

During the year ended December 31, 2024, we earned $0.1 million in revenue through proof of concept and revenue sharing. Such revenues were immaterial during the year ended December 31, 2023.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024 were approximately $19.2 million, an increase of approximately $8.4 million, compared to year ended December 31, 2023. The increase was primarily due to a $4.7 million increase in professional fees, a $3.3 million increase in employee related costs including $1.2 million in one-time bonuses in connection with the Business Combination, transaction costs of $3.3 million incurred in connection with the Business Combination, a $0.5 million increase in insurance and taxes, a $0.1 million increase in office related expenses, and all related to the expansion of our operations as a result of the acquisition of DM Lab in May 2023, partially offset by a decrease in stock-based compensation of $3.3 million due to the issuance of Prior BEN warrants and options which vested on the date of grant during the first quarter of 2023 and a $0.1 decrease in marketing costs. We have only recently begun to raise proceeds through the offering of our Common Stock and convertible notes to investors and therefore expect, in the near term at a minimum, to continue to utilize the issuance of equity based instruments as compensation to reduce our cash outlays.

Depreciation and amortization expenses

Depreciation and amortization expenses for the year ended December 31, 2024 were approximately $2.7 million, an increase of approximately $2.1 million, compared to the year ended December 31, 2023. The increase was primarily due to the amortization expense associated with the developed technology placed into service in the second quarter of 2024.

Research and development expenses

Research and development expenses for the year ended December 31, 2024 were approximately $1.1 million, an increase of approximately $0.9 million, compared to the year ended December 31, 2023. The increase in research and development expenses was primarily due to an increase in our stock-based compensation due to an increase in headcount as a result of the acquisition of DM Lab in May 2023.

Impairment of deferred customer acquisition costs

During the year ended year ended December 31, 2024, we incurred $13.5 million in expense in connection with the impairment of deferred customer acquisition costs incurred as part of the Reseller Agreement with AFG. The impairment was triggered in connection with the termination of the Reseller Agreement. We did not have such impairment during the year ended December 31, 2023.

Gain on debt extinguishment

Gain on extinguishment of debt for the year ended December 31, 2024 was approximately $1.9 million, related to settlement of accounts payable and accrued expenses through the issuance of 93,333 and 151,261 shares, respectively, of Common Stock and negotiated cash settlement. We did not have such extinguishment of debt during the year ended December 31, 2023.

Change in fair value of warrant liabilities

Change in fair value of the warrant liabilities for the year ended December 31, 2024 was approximately $1.0 million associated with the non-cash charge for changes in the fair value of the warrant liabilities that is subject to re-measurement at each balance sheet date. We did not incur such expenses during the year ended December 31, 2023.

Liquidity and Capital Resources

Capital Resources and Available Liquidity

As of December 31, 2024, our principal source of liquidity was cash of approximately $0.1 million. We have financed operations to date with proceeds from the Promissory Note, transactions with AFG, sales of our Common Stock, the SEPA, warrant exercises and debt issuances to related and non-related parties. As described in Note A of our audited consolidated financial statements and consolidated financial statements, we have incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of approximately $47.0 million at December 31, 2024. We expect losses and negative cash flows to continue for the foreseeable future, primarily as a result of increased general and administrative expenses, continued product research and development and marketing efforts. Management anticipates that significant additional expenditures will be necessary to develop and expand our business, including through stock and asset acquisitions, before significant positive operating cash flows can be achieved. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. Current available funds are insufficient to complete our business plan and as a consequence, we will need to seek additional funds, primarily through the issuance of debt or equity securities for cash to operate our business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in the case of equity financing. Our history of losses, our negative cash flow from operations, our limited cash resources on hand and our dependence on our ability to obtain additional financing to fund our operations after the current cash resources are exhausted raises substantial doubt about our ability to continue as a going concern. Our management concluded that our recurring losses from operations, and the fact that we have not generated significant revenue or positive cash flows from operations, raised substantial doubt about our ability to continue as a going concern for the next 12 months after issuance of our financial statements. Our auditors also included an explanatory paragraph in their report on our consolidated financial statements as of and for the year ended December 31, 2024 with respect to this uncertainty.

On January 17, 2025, the Company delivered the Notice to AFG terminating the Reseller Agreement. The Notice only applies to the Reseller Agreement and does not affect AFG's obligations under the Subscription Agreement; however, in light of the Notice and the AFG Lawsuit (as defined below), the Company is uncertain whether AFG will fulfill its obligations under the Subscription Agreement.

The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through equity financings, additional debt, or other arrangements to fund future operations, and it intends to raise capital through equity or debt investments in the Company by third parties, including through the SEPA and the Promissory Note or other public offerings or private placements. However, the Company's cannot conclude these are probable of being implemented or, if probable of being implemented, being in sufficient enough amounts to satisfy our contractual amounts as they presently exist that are coming due over the next 12 months as of the date of such filing.

In addition, the Company will need to raise additional capital through debt or equity financings to fund the purchase price of the Acquisition. The Company cannot assure you that it will be able to raise funds to pay the purchase price of the Acquisition on terms that are favorable, or at all.

Cohen Convertible Note

On April 12, 2024, we issued the Cohen Convertible Note, to settle outstanding invoices totaling $1.9 million related to investment banking services rendered to the Company in connection the Business Combination. Beginning on October 14, 2024, interest will accrue at the fixed rate of 8% per annum on the outstanding principal amount until the Cohen Convertible Note is paid in full. Interest is payable monthly in cash or in-kind at the election of the Company. The Company may prepay the Cohen Convertible Note in whole or in part at any time or from time to time without penalty or premium. The Company may be required to prepay all or a portion of the Cohen Convertible Note upon the consummation of certain capital raising activities as described therein. On the 14th day of each successive month commencing with January 14, 2025 (each such day, an "Additional Conversion Date" and together with the First Conversion Date, the "Conversion Dates"), the holder may convert a portion of Cohen Convertible Note to a number of shares equal to (i) up to 20% of the outstanding principal balance of the Cohen Convertible Note plus accrued interest due under the Cohen Convertible Note divided by (ii) a price per share (the "Conversion Purchase Price") equal to 92.75% of the arithmetic average of the Daily Volume-Weighted Average Price ("VWAP") for the five VWAP Trading Days (as defined therein) ending on the VWAP Trading Day immediately preceding the applicable Conversion Date (subject to the Floor Price). The Cohen Convertible Note matured on March 14, 2025. As of March 27, 2025, $1.1 million was outstanding on the Cohen Convertible Note.

May Private Placement

On May 28, 2024, the Company entered the May SPA with the May Purchasers, pursuant to which the Company sold to the May Purchasers an aggregate of 1,980,000 shares of Common Stock and 3,960,000 warrants, consisting of 1,980,000 May One-Year Warrants and 1,980,000 May Five-Year Warrants, for aggregate proceeds consisting of $4.4 million in cash and $0.5 million through the offset of an obligation of the Company to the Purchasers. All May Warrants were originally exercisable for shares of Common Stock at an exercise price of $2.50 per share.

July Private Placement

On July 1, 2024, the Company entered into a July Securities Purchase Agreement with The Williams Family Trust (the "July Securities Purchase Agreement") for the issuance and sale of 120,000 shares of Common Stock and 240,000 warrants, consisting of 120,000 July Warrants with a term of one year (the "July One-Year Warrants") and 120,000 July Warrants with a term of five years (the "July Five-Year Warrants," together with the July One-Year Warrants, the "July Warrants") to The Williams Family Trust for an aggregate purchase price of $0.3 million. The July Warrants are exercisable for Common Stock at a price of $2.50 per share and were immediately issued upon the closing date of July 1, 2024.

August Private Placement

On August 26, 2024, we consummated the August Financing whereby we (i) agreed to issue 1,185,000 shares of our Common Stock at a price per share of $5.00 pursuant to the August SPA, (ii) issued 960,000 August Warrants to purchase our Common Stock at an exercise price of $5.00 pursuant to the Warrant Purchase Agreement, and (iii) facilitated the transfer of 1,185,000 shares held by Sponsor issued in connection with the Company's predecessor, DHC's initial public offering to the August Purchasers, pursuant to the Assignment Agreement with certain members of Sponsor and certain other existing stockholders and affiliates of the Company and the August Purchasers in exchange for releases from certain restrictions on transfer contained in either a (i) prior letter agreement by and among the Company's predecessor, DHC, Sponsor and the other signatories thereto or (ii) in certain lock-up agreements executed by certain members of Sponsor in connection with the consummation of the Company's prior business combination.

On August 30, 2024, the Company issued to the August Purchasers an aggregate of 100,000 shares of Common Stock and 960,000 August Warrants, and the August Purchasers paid an aggregate of $0.5 million in connection with the closing of the August Financing.

The remaining shares were issued to an escrow account and such shares remain in escrow until the conditions in the August SPA are satisfied. The August Purchasers are required to pay to the Company monthly cash installments in the amounts and on the dates as determined in the August SPA ending on April 5, 2025. For every $5.00 paid to the Company, the Company will release one share of Common Stock under the August SPA and one share of Common Stock under the Assignment Agreement to the August Purchasers. If an investor fails to pay its required funding by the respective deadline, the investor's entire commitment under the August SPA will become immediately due and payable. As of March 27, 2025, a total of 110,000 shares of Common Stock have been issued to the August Purchasers for gross proceeds of $0.6 million. As of March 27, 2025, one Purchaser has failed to make its required exercises for the January 31, 2025 exercise date under the January Warrant Exercise Agreement. To the extent a Purchaser fails to exercise its portion of the Committed Warrants, the obligations of such Purchaser under the August SPA and such obligations of any investor under the August SPA who is not a Purchaser under the January Warrant Exercise Agreement, shall remain, and the August SPA will only terminate as to the Purchasers who have completed their January 31, 2025 exercise pursuant to the terms of the January Warrant Exercise Agreement. For additional information, please see "*Warrant Exercise and Reload Agreement*" below.

Standby Equity Purchase Agreement

On August 26, 2024, the Company entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $50.0 million of the Company's shares of Common Stock, at the Company's request any time during the commitment period commencing on the SEPA Effective Date and terminating on the 36-month anniversary of the SEPA Effective Date. Each issuance and sale by the Company to Yorkville under the SEPA (an "Advance") is subject to a maximum limit equal to an amount equal to 100% of the aggregate volume traded of the Company's Common Stock on Nasdaq for the five trading days immediately preceding an Advance notice. The shares will be issued and sold to Yorkville at a per share price equal to, at the election of the Company as specified in the relevant Advance notice: (i) 96% of the Market Price (as defined below) for any period commencing on the receipt of the Advance notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the "Option 1 Pricing Period"), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the "Option 2 Pricing Period," and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a "Pricing Period"). "Market Price" is defined as, for any Option 1 Pricing Period, the daily volume weighted average price ("VWAP") of the Common Stock on Nasdaq, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on Nasdaq during the Option 2 Pricing Period. The Advances are subject to certain limitations, including that Yorkville cannot purchase any shares that would result in it beneficially owning more than 4.99% of the Company's outstanding Common Stock at the time of an Advance or acquiring since the SEPA Effective Date under the SEPA more than 19.99% of the Company's issued and outstanding Common Stock, as of the SEPA Effective Date (the "Exchange Cap"). The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require stockholder approval under Nasdaq's "minimum price rule." Additionally, if the total number of shares of Common Stock traded on Nasdaq during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of shares of Common Stock issued and sold pursuant to such Advance notice will be reduced to the greater of (i) 30% of the trading volume of the Common Stock on Nasdaq during the relevant Pricing Period as reported by Bloomberg L.P., or (ii) the number of shares of Common Stock sold by Yorkville during such Pricing Period, but in each case not to exceed the amount requested in the Advance notice. "Volume Threshold" is defined as a number of shares of Common Stock equal to the quotient of (a) the number of shares in the Advance notice requested by the Company divided by (b) 0.30. As consideration for Yorkville's commitment to purchase the shares of Common Stock pursuant to the SEPA, the Company paid Yorkville, (i) a structuring fee in the amount of $25,000 and (ii) a commitment fee (the "Commitment Fee") of $0.5 million by the issuance to Yorkville of an aggregate of 280,899 shares of Common Stock. As of March 27, 2025, the Company issued an aggregate of 2,462,023 shares of Common Stock to Yorkville, including the Commitment Fee.

The Cataneo Purchase Agreement[4]

On October 29, 2024, Company entered into the Purchase Agreement with Unterseer, CUTV, and CUNEO pursuant to which the Sellers have agreed to sell all of the outstanding equity interests of Cataneo to the Company for an aggregate purchase price of $19.5 million, consisting of (i) $9.0 million in cash and (ii) 4,200,000 shares of the Company's Common Stock at an agreed upon value of $2.50 per share, subject to customary adjustments. Prior to the Cataneo Closing Date, the Sellers may elect to convert a portion of the Equity Consideration to cash for up to $3.0 million at a price per share of $2.50. Additionally, an aggregate of 400,000 Escrow Shares issued as part of the Equity Consideration shall be subject to the Escrow Period following Cataneo Closing Date. The Escrow Shares may be utilized to offset certain claims, fines, penalties, outstanding debts or other costs owed by the Sellers following the Cataneo Closing Date. Thirty days prior to the end of the Escrow Period, certain of the Sellers shall have the right, but not the obligation, to cause the Company to repurchase their portion of the Escrow Shares at a price per share of $2.50.

The transaction is expected to close in the first half of 2025 and is subject to the Closing Conditions. The Company intends to finance the transaction through third-party financing, which may take the form of debt or equity.

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[4]This footnote is being added as of the date of our Annual Report sent to shareholders. As previously disclosed, on October 29, 2024, the Company entered into a Purchase Agreement with Unterseer, in his individual capacity Unterseer, CUTV, and Cuneo, pursuant to which, among other things, the Sellers agreed to sell all of the outstanding equity interests of Cataneo to the Company for an aggregate purchase price, in the form of cash and Company common stock, of $19.5 million, subject to certain adjustments. In addition, after signing, the parties executed amendments on February 6, 2025, May 26, 2025 and July 3, 2025 that, among other things, (i) provided for certain down-payments by BEN that would be non-refundable and applied as set-off against any Sellers' claims in a pre-closing termination scenario (including reasonable professional fees/costs and a $350,000 penalty referenced in Section 12.4.2), and (ii) temporarily suspended and then re-instated the Sellers' contractual withdrawal rights on the dates specified therein. On September 14, 2025, the parties terminated the Purchase Agreement. The termination was effected through a written notice from the Seller, which the Company acknowledged and accepted, in accordance with the terms of the Purchase Agreement.

The Purchase Agreement contains certain customary termination rights for the Company and the Sellers, including the right to terminate the Purchase Agreement if (i) not all of the Closing Conditions have been satisfied by January 29, 2025, (ii) a party has not performed all of its Closing Actions (as defined therein) within ten business days of the Cataneo Closing Date, or (iii) the registration process of the Equity Consideration has not been initiated prior to the Cataneo Closing Date to the satisfaction of the Sellers. Notwithstanding any termination right, any party may seek specific performance of the other parties to the Purchase Agreement. In the event the Purchase Agreement is terminated by the Sellers by virtue of the failure of the Company to deliver the Personal Guarantee, the Sellers shall be entitled to a termination fee of $350,000. On February 6, 2025, the Company and the Sellers entered into the Addendum, pursuant to which the parties amended certain provisions of the Purchase Agreement to provide the parties additional time to prepare for and close the Acquisition. More specifically, the Addendum amends the Purchase Agreement to, among other things: (i) provide that the Company pay to Mr. Unterseer, as authorized recipient of the Sellers $350,000 as the Initial Down Payment on the Cash Consideration by February 13, 2025, which amount was paid in full on February 12, 2025 and temporarily suspend Sellers' right to withdraw from the Purchase Agreement until February 28, 2025, unless the Company fails to pay Initial Down Payment; (ii) provide for additional temporary suspensions of Sellers' right to withdraw for two successive one-month periods through April 30, 2025, dependent upon the Company's payment each month of an Additional Down Payment of $100,000 to Mr. Unterseer, as authorized recipient of the Sellers, with each Additional Down Payment to be credited toward the Cash Consideration to be owed by the Company; (iii) add a requirement of Sellers to use their best efforts to coordinate and to cause Cataneo to work with the Company and the Company's financial advisors towards the implementation of the percentage of completion method of accounting for past and current customer projects; (iv) provide that Sellers' agree to rescind Sellers' previous notification to exercise their Election Right to receive the Equity Consideration in the amount of $3,000,000 in cash instead of Consideration Shares as set forth in the Purchase Agreement, provided that the Sellers' may re-exercise such Election Right prior to the Closing of the Acquisition; (v) waive Sellers' right to approve the terms of the financing of the transaction; and (vi) provide that if the Purchase Agreement were to be terminated upon the Company's failure to pay or the expiration of April 30, 2025, or for other reasons the Company withdraws from the Purchase Agreement pursuant to the early termination provisions of the Purchase Agreement or should the Purchase Agreement terminate before Closing, Seller's agree to set-off under certain circumstances any claims Sellers may have pursuant to such early termination provisions of the Purchase Agreement against the Initial Down Payment and any Additional Down Payment; however, the remainder of the Initial Down Payment and any Additional Down Payment will not be repayable to the Company by Sellers. On March 14, 2025, the Company paid an Additional Down Payment of $100,000 to be credited toward the Cash Consideration.

Yorkville Promissory Note

On November 11, 2024, the Company issued the Promissory Note in the aggregate original principal amount of approximately $1.7 million to Yorkville. The Promissory Note does not bear interest, subject to a potential increase of the interest rate to 18.0% per annum upon the occurrence of certain events of default as described in the Promissory Note. The Promissory Note matured on March 11, 2025, and was issued at an original issue discount of 10%. The Company was required to make monthly cash payments beginning on December 15, 2024, which continued on the same day of each successive calendar month of principal in the amount of the sum of (i) $0.4 million of principal (or the outstanding principal amount if less than such amount), plus (ii) a payment premium in an amount equal to 5% of the principal amount being paid, if applicable, and (iii) any accrued and unpaid interest as of each Installment Date. The Company, at its own option, was to repay each Installment Amount either (i) in cash on or before each Installment Date, or (ii) by submitting one or more an advance notice(s) under the SEPA (as defined below), on or before the applicable Installment Date, or any combination of (i) or (ii) as determined by the Company. If the Company repaid the Installment Amount in cash, the cash payment should have included the Payment Premium. If the Company elected an Advance Repayment for all or a portion of an Installment Amount, then no Payment Premium was applied. In addition, for so long as the Promissory Note was outstanding, with respect to any advance notice submitted by the Company under the SEPA, the Company would have selected an Option 2 Pricing Period (as defined in the SEPA), unless otherwise agreed by Yorkville. As of March 27, 2025, the Company owes the remaining balance of $0.4 million on the Promissory Note.

Warrant Exercise and Reload Agreement

On January 13, 2025, the Company entered into the January Warrant Exercise Agreement with certain Purchasers. Pursuant to the August SPA (as defined below), the Purchasers previously purchased 110,000 shares of Common Stock, and the Company issued the Contribution Warrant to purchase up to 960,000 shares of Common Stock at an exercise price of $5.00 per share in exchange for certain holders of Common Stock contributing 1,185,000 shares of Common Stock into an escrow account maintained in connection with the August SPA, of which 1,075,000 shares of Common Stock remain in such escrow account as of March 27, 2025.

Under the January Warrant Exercise Agreement, the exercise price of the Committed Warrants was reduced to $1.96 per share, until May 30, 2025, after which point the exercise price for any unexercised Committed Warrants shall automatically revert back to $2.50 per share. Pursuant to the January Warrant Exercise Agreement, the Purchasers agreed to exercise the Committed Warrants for cash on the Exercise Schedule. Upon each Committed Warrant exercised in accordance with the Exercise Schedule, the Company shall issue the Reload Warrants. Upon a Purchaser's completion in full under the Warrant Exercise but no later than May 30, 2025, all remaining May Warrants issued under the May SPA held by such Purchaser shall immediately upon completion of such exercise automatically be amended to become exercisable for $1.96 per share for the remainder of their term. If a Purchaser exercises an Optional Warrant by June 30, 2025, the Company shall issue the Optional Reload Warrants. In addition, under the January Warrant Exercise Agreement, for each share of Common Stock for which a Purchaser exercises a Committed Warrant, one Escrow Share will be released from escrow and transferred to such Purchaser, for an aggregate of up to 1,074,999 Escrow Shares among all Purchasers, rounded down to the nearest whole share. Additionally, the exercise price of the Contribution Warrant was reduced to $1.71 per share.

As of March 27, 2025, Purchasers have exercised 718,513 Committed Warrants to purchase 718,513 shares of Common Stock pursuant to the January Warrant Exercise Agreement for aggregate gross proceeds of $1.4 million, and such Purchasers shall be issued 718,513 shares of Common Stock, 718,513 Escrow Shares, and 1,437,000 Reload Warrants. The August SPA has been terminated with respect to such Purchasers. As of March 27, 2025, one Purchaser has failed to make its required exercises for the January 31, 2025 exercise date under the January Warrant Exercise Agreement, in an aggregate amount of $0.2 million. To the extent a Purchaser fails to exercise its portion of the Committed Warrants, the obligations of such Purchaser under the August SPA and such obligations of any investor under the August SPA who is not a Purchaser under the January Warrant Exercise Agreement, shall remain, and the August SPA will only terminate as to the Purchasers who have completed their January 31, 2025 exercise pursuant to the terms of the January Warrant Exercise Agreement.

AFG Subscription Agreement; Termination of Reseller Agreement

On August 19, 2023, the Company and AFG entered into the Reseller Agreement providing for, among other things, AFG to act as BEN's exclusive reseller of certain products in a designated territory on certain terms and conditions. As partial consideration to AFG for such services to BEN, (i) Prior BEN issued to AFG a number of shares of Prior BEN common stock which converted into 1,750,000 shares of Common Stock and (ii) the Reseller Warrant.

On September 7, 2023, the Company and AFG entered into the AFG Subscription Agreement providing for (i) the purchase of shares of Prior BEN Common Stock in a private placement by the AFG Investors as of immediately prior to the Closing Date, which converted into the right to receive 650,000 shares of Common Stock with an aggregate initial value of $6.5 million and (ii) the purchase of shares Common Stock in four installments commencing on March 14, 2025, with an aggregate purchase price of $26.0 million, at a purchase price per share prior to the installment purchase date that is the lesser of $10.00 and the average of the last reported sales prices of Common Stock for the twenty (20) trading days immediately preceding the applicable installment purchase date, subject to a floor price of $2.11 (the "AFG Installment Shares").

On January 17, 2025, the Company delivered the Notice to AFG terminating the Reseller Agreement. The Notice only applies to the Reseller Agreement and does not affect AFG's obligations under the Subscription Agreement; however, in light of the Notice and the AFG Lawsuit, the Company is uncertain whether AFG will fulfill its obligations under the Subscription Agreement. Accordingly, none of the information presented in this Annual Report on Form 10-K assumes that either the Reseller Warrant will become exercisable or that any AFG Installment Shares will be issued.

Cash Exercise of Warrants

There is no assurance that the holders of the Warrants will elect to exercise for cash any or all of such Warrants, especially when the trading price of our Common Stock is less than the exercise price per share of such Warrants. We believe the likelihood that warrantholders will exercise their respective Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. If the trading price for our Common Stock is less than the exercise price per share of a Warrant, we expect that a warrantholder would not exercise their Warrants. To the extent that any Warrants are exercised on a "cashless basis" under certain conditions, we would not receive any proceeds from the exercise of such Warrants.

As of the date of this filing, we have neither included nor intend to include any potential cash proceeds from the exercise of our Warrants in our short-term or long-term liquidity sources or capital resource planning. We do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to seek additional funds, primarily through the issuance of debt or equity securities for cash to operate our business, including through the business development activities discussed above to continue to support our operations. Therefore, the availability or unavailability of any proceeds from the exercise of our Warrants is not expected to affect our ability to fund our operations. We will continue to evaluate the probability of Warrant exercise over the life of our Warrants and the merit of including potential cash proceeds from the exercise thereof in our liquidity sources and capital resources planning.

To the extent such Warrants are exercised, additional Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares of Common Stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock, which increases the likelihood of periods when our Warrants will not be in the money prior to their expiration.

Material Cash Requirements

Our material cash requirements include the following potential and expected obligations:

Bank Loans

As of December 31, 2024, we had four loans outstanding, all of which were assumed in the acquisition of DM Lab in May 2023, totaling approximately $0.9 million. The loans carry varying interest rates ranging from 4.667% to 6.69% and have varying maturity dates ranging from January to September 2024. The loans do not have optional or mandatory redemption or conversion features. In January 2025, we obtained a waiver to extend the due dates of the short-term debt to January 2026.

Research and Development Sponsorship

In December 2023, we entered into a research and development sponsorship agreement with Korea University for total consideration of up to 528.0 million Korean won (approximately $0.4 million) from January 2024 through December 2024. We can terminate the agreement upon 30 days written notice to Korea University. As of December 31, 2024, we paid 211.2 million Korean won (approximately $0.2 million). The sponsorship agreement with Korea University is no longer active. As of December 31, 2024, we owe Korea University approximately $0.2 million.

We enter into agreements in the normal course of business with various vendors, which are generally cancellable upon notice. Payments due upon cancellation typically consist only of payments for services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation.

The Cataneo Purchase Agreement[5]

At closing of the Acquisition, in addition to equity consideration, we have agreed to pay a cash purchase price of $9.0 million. We may also be required to make additional cash payments in exchange for shares of common stock paid as Equity Consideration. See "*Recent Events -The Cataneo Purchase Agreement*".

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,	
	2024	**2023**
Cash used in operating activities	$ (14,039,704)	$ (5,054,749)
Cash used in investing activities	(281,390)	(1,139,035)
Cash provided by financing activities	12,785,354	7,876,787
Net (decrease) increase in cash and cash equivalents	$ (1,535,740)	$ 1,683,003

Operating activities

Cash used in operating activities was approximately $14.0 million during the year ended December 31, 2024 primarily due to our net loss of approximately $33.7 million. The net loss included non-cash charges of approximately $17.2 million, which consisted of approximately $13.5 of impairment of our deferred customer acquisition costs, $2.7 million of depreciation and amortization expense, $1.8 million in equity-based compensation expense, including the issuance of restricted shares, $1.4 million of write offs of deferred financing fees, and $0.5 million of financing costs related to the SEPA, $0.1 million in non-cash interest charges from the debt discount on our Standby Equity Purchase Agreement, partially offset by $1.9 million in gains on debt extinguishment and $0.9 million in changes in fair value of the warrant liabilities. The net cash inflow of approximately $2.5 million from changes in our operating assets and liabilities was primarily due to an increase in accounts payable of $6.0 million, partially offset by a decrease of accrued expenses of $2.6 million, an increase in prepaid expense and other current assets of $0.8 million.

Cash used in operating activities was approximately $5.1 million during the year ended December 31, 2023, primarily due to BEN's net loss of approximately $11.7 million. The net loss included non-cash charges of approximately $5.5 million, which primarily consisted of approximately $4.9 million in equity-based compensation expense and approximately $0.6 million of depreciation and amortization expense. The net cash inflow of approximately $1.1 million from changes in BEN's operating assets and liabilities was primarily due to an increase in accrued expenses of approximately $1.3 million due to an increase in legal and professional fees and an increase in accounts payable of approximately $0.1 million, partially offset by an increase in prepaid expenses and other current assets of approximately $0.2 million.

Investing activities

Cash used in investing activities during the year ended December 31, 2024 was approximately $0.3 million, which consisted primarily of capitalized internal-use software costs.

Cash used in investing activities during the year ended December 31, 2023 was approximately $1.1 million, which consisted primarily of capitalized internal-use software costs, purchase of patents, and net assets acquired from DM Lab. There were no such activities during the year ended December 31, 2022.

Financing activities

Cash provided by financing activities during the year ended December 31, 2024 was approximately $12.8 million, which consisted primarily of proceeds received from the sale of Common Stock, exercise of options and warrants, partially offset by payment of a related party note.

---

[5]This footnote is being added as of the date of our Annual Report sent to shareholders. As previously disclosed, on October 29, 2024, the Company entered into a Purchase Agreement with Unterseer, in his individual capacity Unterseer, CUTV, and Cuneo, pursuant to which, among other things, the Sellers agreed to sell all of the outstanding equity interests of Cataneo to the Company for an aggregate purchase price, in the form of cash and Company common stock, of $19.5 million, subject to certain adjustments. In addition, after signing, the parties executed amendments on February 6, 2025, May 26, 2025 and July 3, 2025 that, among other things, (i) provided for certain down-payments by BEN that would be non-refundable and applied as set-off against any Sellers' claims in a pre-closing termination scenario (including reasonable professional fees/costs and a $350,000 penalty referenced in Section 12.4.2), and (ii) temporarily suspended and then re-instated the Sellers' contractual withdrawal rights on the dates specified therein. On September 14, 2025, the parties terminated the Purchase Agreement. The termination was effected through a written notice from the Seller, which the Company acknowledged and accepted, in accordance with the terms of the Purchase Agreement.

Cash provided financing activities during the year ended December 31, 2023 was approximately $7.9 million which consisted of proceeds received from the issuance of convertible notes, the sale of common stock, related party note, proceeds received from related party advance repayments and exercise of options and warrants, partially offset by payment of deferred financing costs and advances to related parties.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the Company's consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reported period. The Company bases its estimates on historical experience, known trends and events and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company's actual results may differ from these estimates under different assumptions and conditions.

Revenues

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) for all periods presented. The core principle of ASC 606 is to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach; (1) identification of the contract, or contracts, with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, (5) recognition of revenue when, or as, performance obligations are satisfied.

Research and development expenses

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rent for facilities, hardware and software equipment costs, consulting fees for technical expertise, prototyping, and testing.

Stock-based compensation

Stock-based awards generally vest subject to the satisfaction of service requirements, or the satisfaction of both service requirements and achievement of certain performance conditions or market and service conditions. For stock-based awards that vest subject to the satisfaction of service requirements or market and service conditions, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock-based awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable.

The Company estimates the fair value of its stock option and warrant awards on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of judgments and assumptions, including fair value of the Company's common stock prior to the Merger, the option's expected term, the expected price volatility of the underlying stock, risk free interest rates and the expected dividend yield.

The fair value of BEN's restricted stock awards is estimated on the date of grant based on the fair value of the Company's common stock.

Impairment of Definite Lived Intangible Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset.

In-Process Research and Development

The fair value of in-process research and development ("IPR&D") acquired in an asset acquisition, that has been determined to have alternative future uses in accordance with ASC 350 Intangibles-Goodwill and Other, is capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. If the related research and development is completed, the asset is reclassified as a definite-lived asset at the time of completion and is amortized over its estimated useful life as research and development costs in accordance with ASC 730-10-25-2(c) and ASC 350.

Indefinite-lived IPR&D is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company also evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraphs 350-30-35-18 through 35-19. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

The Company tests its indefinite-lived IPR&D annually for impairment during the fourth quarter. In testing indefinite-lived IPR&D for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived IPR&D without performing a qualitative assessment. Qualitative factors that the Company considers include significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, the Company would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations.

Recent Accounting Pronouncements

See Note B to our consolidated financial statements found elsewhere in our 10-K for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of December 31, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Emerging Growth Company Status

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We expect to elect to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company" as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and pursuant to Item 305 of Regulation S-K, we are not required to disclose information under this section.

Financial Statements and Supplementary Data

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Brand Engagement Network Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brand Engagement Network Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has an accumulated deficit of approximately $47.0 million, a net loss for the year ended December 31, 2024 of approximately $33.7 million, and net cash used in operating activities of approximately $14.0 million, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
March 31, 2025

We have served as the Company's auditor since 2023
PCAOB Audit ID: 318

BRAND ENGAGEMENT NETWORK INC.
CONSOLIDATED BALANCE SHEETS

	December 31,		
	2024		**2023**
ASSETS			
Current assets:			
Cash and cash equivalents	$ 149,273	$	1,685,013
Accounts receivable, net of allowance	30,888		10,000
Due from Sponsor	3,000		-
Prepaid expenses and other current assets	1,042,398		201,293
Total current assets	1,225,559		1,896,306
Property and equipment, net	292,757		802,557
Intangible assets, net	16,124,370		17,882,147
Right of use asset - operating lease	507,182		-
Other assets	-		1,427,729
TOTAL ASSETS	$ 18,149,868	$	22,008,739
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 5,995,235	$	1,282,974
Accrued expenses	4,593,712		1,637,048
Due to related parties	693,036		-
Deferred revenue	-		2,290
Convertible note	1,140,000		-
Short-term debt	1,655,080		223,300
Operating lease liability	173,497		-
Total current liabilities	14,250,560		3,145,612
Warrant liabilities	919,050		-
Operating lease liability	335,766		-
Note payable - related party	-		500,000
Long-term debt	-		668,674
Total liabilities	15,505,376		4,314,286
Commitments and Contingencies (Note N)			
Stockholders' equity:			
Preferred stock par value $0.0001 per share, 10,000,000 shares authorized, none designated. There are no shares issued or outstanding as of December 31, 2024 or December 31, 2023	-		-
Common stock par value of $0.0001 per share, 750,000,000 shares authorized. As of December 31, 2024 and 2023, respectively, 39,573,988 and 23,270,404 shares issued and outstanding	3,957		2,327
Additional paid-in capital	49,657,684		30,993,846
Accumulated deficit	(47,017,149)		(13,301,720)
Total stockholders' equity	2,644,492		17,694,453
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,149,868	$	22,008,739

The accompanying notes are an integral part of these consolidated financial statements.

BRAND ENGAGEMENT NETWORK INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2024	2023
Revenues	$ 99,790	$ 35,210
Cost of revenues	-	-
Gross profit	99,790	35,210
Operating expenses:		
General and administrative	19,242,571	10,841,024
Depreciation and amortization	2,728,411	637,990
Research and development	1,127,779	236,710
Impairment of deferred customer acquisition costs	13,475,000	-
Total operating expenses	36,573,761	11,715,724
Loss from operations	(36,473,971)	(11,680,514)
Other income (expenses):		
Interest expense	(202,945)	(56,515)
Interest income	3,328	15,520
Gain on debt extinguishment	1,946,310	-
Change in fair value of warrant liabilities	994,687	-
Other	17,162	(9,757)
Other income (expenses), net	2,758,542	(50,752)
Loss before income taxes	(33,715,429)	(11,731,266)
Income taxes	-	-
Net loss	$ (33,715,429)	$ (11,731,266)
Net loss per common share- basic and diluted	$ (1.02)	$ (0.57)
Weighted-average common shares - basic and diluted	32,908,326	20,635,508

The accompanying notes are an integral part of these consolidated financial statements.

BRAND ENGAGEMENT NETWORK INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' (Deficit)
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity
Balance at December 31, 2022	-	$ -	17,057,085	$ 1,705	$ 1,528,642	$ (1,570,454)	$ (40,107)
Stock issued for DM Lab APA	-	-	4,325,043	433	16,012,317	-	16,012,750
Options and warrant exercises	-	-	202,575	20	60,918	-	60,938
Vesting of early exercised options	-	-	-	-	14,062	-	14,062
Stock issued in conversion of convertible notes	-	-	830,547	83	3,074,917	-	3,075,000
Stock issued in settlement of accounts payable and loans payable....................	-	-	238,488	24	432,939	-	432,963
Sale of common stock, net of issuance costs...	-	-	616,666	62	4,929,938	-	4,930,000
Stock-based compensation	-	-	-	-	4,940,113	-	4,940,113
Net loss	-	-	-	-	-	(11,731,266)	(11,731,266)
Balance at December 31, 2023	-	$ -	23,270,404	$ 2,327	$ 30,993,846	$(13,301,720)	$ 17,694,453
Stock issued to DHC shareholders in reverse recapitalization	-	-	7,885,220	789	(10,722,277)	-	(10,721,488)
Issuance of common stock pursuant to Reseller Agreement...............................	-	-	1,750,000	175	13,474,825	-	13,475,000
Sale of common stock, net of issuance costs...	-	-	2,525,917	394	11,099,936	-	11,100,330
Stock issued in settlement of liabilities ..	-	-	244,594	24	583,666	-	583,690
Stock issued in conversion of convertible notes	-	-	633,333	63	759,937	-	760,000
Stock issued for Standby Equity Purchase Agreement liability and commitment fee......................................	-	-	1,242,922	124	1,317,394	-	1,317,518
Option and warrant exercises................	-	-	152,354	15	100,009	-	100,024
Stock-based compensation, including vested restricted shares			464,244	46	2,050,348	-	2,050,394
Net loss	-	-	-	-	-	(33,715,429)	(33,715,429)
Balance at December 31, 2024	-	$ -	38,168,988	$ 3,957	$ 49,657,684	$(47,017,149)	$ 2,644,492

The accompanying notes are an integral part of these consolidated financial statements.

BRAND ENGAGEMENT NETWORK INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (33,715,429)	$ (11,731,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	2,728,411	637,990
Allowance for uncollected receivables	30,000	20,000
Write off of deferred financing fees	1,427,729	-
Impairment of deferred customer acquisition costs	13,475,000	-
Change in fair value of warrant liabilities	(994,687)	-
Gain on debt extinguishment	(1,946,310)	-
SEPA financing costs	525,000	-
Stock based compensation, including the issuance of restricted shares	1,814,048	4,878,655
Non-cash interest expense	90,624	-
Reduction in right of use asset	60,005	-
Changes in operating assets and liabilities:		
Prepaid expense and other current assets	(824,281)	(201,043)
Accounts receivable	(50,888)	(29,500)
Accounts payable	6,012,259	101,396
Accrued expenses	(2,610,971)	1,257,879
Other assets	-	8,850
Operating lease liability	(57,924)	-
Deferred revenue	(2,290)	2,290
Net cash used in operating activities	(14,039,704)	(5,054,749)
Cash flows from investing activities:		
Purchase of property and equipment	(53,023)	(48,349)
Purchase of patents	-	(379,864)
Capitalized internal-use software costs	(228,367)	(453,709)
Asset acquisition (Note D)	-	(257,113)
Net cash used in investing activities	(281,390)	(1,139,035)
Cash flows from financing activities:		
Cash and cash equivalents acquired in connection with the reverse recapitalization	858,292	-
Proceeds from the sale of common stock	11,300,330	5,000,000
Proceeds from Standby Equity Purchase Agreement liability	1,490,000	-
Proceeds from convertible notes	-	3,075,000
Proceeds from related party note	-	620,000
Proceeds received from option and warrant exercises	100,024	35,000
Payment of financing costs	(883,292)	(711,859)
Payment of related party note	(80,000)	(120,000)
Advances to related parties	-	(159,464)
Proceeds received from related party advance repayments	-	138,110
Net cash provided by financing activities	12,785,354	7,876,787
Net (decrease) increase in cash and cash equivalents	(1,535,740)	1,683,003
Cash and cash equivalents at the beginning of the period	1,685,013	2,010
Cash and cash equivalents at the end of the period	$ 149,273	$ 1,685,013

The accompanying notes are an integral part of these consolidated financial statements.

BRAND ENGAGEMENT NETWORK INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,	
	2024	2023
Supplemental Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Non-Cash Information		
Capitalized internal-use software costs in accrued expenses	$ -	$ 54,756
Issuance of common stock pursuant to Reseller Agreement	$ 13,475,000	$ -
Issuance of common stock for Standby Equity Purchase Agreement liability and commitment fee	$ 1,317,518	$ -
Stock-based compensation capitalized as part of capitalized software costs	$ 236,346	$ 61,458
Settlement of liabilities into common shares	$ 583,690	$ 432,963
Settlement of accounts payable into convertible note	$ 1,900,000	$ -
Right of use asset obtained in exchange of operating new lease liabilities	$ 567,187	$ -
Conversion of convertible notes into common shares	$ 760,000	$ 3,075,000
Warrants exercise through settlement of accounts payable	$ -	$ 40,000
Property and equipment in accounts payable	$ -	$ 2,326
Financing costs in accounts payable and accrued expenses	$ 200,000	$ 785,870
Issuance of common stock in connection with asset acquisition	$ -	$ 16,012,750

The accompanying notes are an integral part of these consolidated financial statements.

BRAND ENGAGEMENT NETWORK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Brand Engagement Network Inc. (formerly Blockchain Exchange Network Inc.) (together with its subsidiaries, “BEN” or “the Company”) was formed in Jackson, Wyoming on April 17, 2018, and was named in honor of the renowned Founding Father and inventor, Benjamin Franklin. In 2019, the Company became a wholly owned subsidiary of Datum Point Labs (“DPL”), and then was spun out of DPL in May 2021. BEN acquired DPL in December 2021.

The Company is a generative AI (“GenAI”) company specializing in conversational AI solutions. Through its secure, human-like AI agents (“AI Agents”), available in different modalities, the Company seeks to transform consumer engagement and elevate customer experience, productivity, and business performance. The Company’s AI Agents are built on 16+ advanced AI modules spanning perception, understanding, and response, with advanced capabilities in natural language processing (“NLP”), multisensory awareness, sentiment and environmental analysis, and real-time individuation and personalization. The Company’s conversational AI solutions are tailored to meet the unique needs of its business customers - from AI Agent customization in look, sound, and feel, to conversation design, business system integration, and cross-platform execution.

Business Combination with DHC

On March 14, 2024, the Company consummated its previously announced business combination (the “Closing”) pursuant to the Business Combination Agreement, dated September 7, 2023 (as amended, the “Business Combination Agreement”), by and among DHC Acquisition Corp., a Cayman Islands exempted company (“DHC”), Brand Engagement Network Inc., a Wyoming corporation (“Prior BEN”), BEN Merger Subsidiary Corp., a Delaware corporation and a direct, wholly owned subsidiary of DHC (“Merger Sub”) and DHC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The transactions contemplated by the Business Combination Agreement, including the Domestication and the Merger (each as defined below) are collectively referred to herein as the “Business Combination.”

Prior to the Closing, as contemplated by the Business Combination Agreement, DHC became a Delaware corporation named “Brand Engagement Network Inc.” (the “Domestication”), and (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of DHC (the “Class A Shares”) was automatically converted, on a one-for-one basis, into a share of common stock, par value $0.0001 per share (“Common Stock”), of BEN, (ii) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of DHC was automatically converted, on a one-for-one basis, into a share of Common Stock of BEN, (iii) each then-issued and outstanding public warrant of DHC, each representing a right to acquire one Class A Share for $11.50 was automatically converted, on a one-for-one basis, into a public warrant of BEN (a “Public Warrant”), which represents a right to acquire one share of Common Stock for $11.50, pursuant to Section 4.5 of the Warrant Agreement, dated March 4, 2021, by and between DHC and Continental Stock Transfer and Trust Company (the “Warrant Agreement”), (iv) each then-issued and outstanding private placement warrant, each representing a right to acquire one Class A Share for $11.50 (a “Private Placement Warrant”), was automatically converted, on a one-for-one basis, into a private placement warrant of BEN, which represents a right to acquire one share of Common Stock for $11.50, pursuant to Section 4.5 of the Warrant Agreement, (v) each then-issued and outstanding unit of DHC, each representing a Class A Share and one-third of a DHC Public Warrant (a “Unit”), that had not been previously separated into the underlying Class A Share and one-third of one DHC Public Warrant upon the request of the holder thereof, were separated and automatically converted into one share of Common Stock and one-third of one Public Warrant.

Following the Domestication, on March 14, 2024, pursuant to the Business Combination Agreement, Merger Sub merged with and into Prior BEN (the “Merger”), with Prior BEN surviving the Merger as a direct, wholly owned subsidiary of BEN. In connection with the Merger, (i) all outstanding shares of Prior BEN’s common stock were exchanged for shares of Common Stock at an exchange ratio of 0.2701 (the “Exchange Ratio”) shares of Common Stock per one share of Prior BEN common stock, (ii) each then-issued and outstanding compensatory warrant of Prior BEN, each representing a right to acquire one share of Prior BEN common stock, were assumed by BEN and adjusted pursuant to the Exchange Ratio and in accordance with the terms of their agreements, into new

compensatory warrants of BEN, and (iii) each then issued and outstanding option to purchase shares of Prior BEN common stock, each representing a right to acquire one share of Prior BEN common stock, were assumed by BEN and adjusted pursuant to the Exchange Ratio and in accordance with the terms of their agreements, into options to purchase Common Stock.

Except as otherwise indicated, references herein to "BEN," the "Company," or the "Combined Company," refer to Brand Engagement Network Inc. Inc. on a post-Merger basis, and references to "Prior BEN" refer to the business of privately-held Brand Engagement Network Inc. prior to the completion of the Merger. References to "DHC" refer to DHC Acquisition Corp. prior to the completion of the Merger.

In connection with the Business Combination, the Company assumed 10,314,952 Public Warrants and 6,126,010 Private Placement Warrants.

Nasdaq Compliance

On December 30, 2024, the Company received a letter (the "Notice") from the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, for the previous 30 consecutive business days, the closing bid price for the Company's Common Stock had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Requirement"). The Notice has no effect at this time on the Common Stock, which continues to trade on The Nasdaq Capital Market under the symbol "BNAI".

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until June 28, 2025 (the "Compliance Date"), to regain compliance with the Bid Price Requirement. If, at any time before the Compliance Date, the bid price for the Common Stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Staff will provide written notification to the Company that it has regained compliance with the Bid Price Requirement (unless the Staff exercises its discretion to extend the 10-day period).

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Company had an accumulated deficit of $47,017,149, a net loss of $33,715,429 and net cash used in operating activities of $14,039,704 during the year ended December 31, 2024. Management expects to continue to incur operating losses and negative cash flows from operations for at least the next 12 months. The Company has financed its operations to date from proceeds from the sale of Common Stock, exercises of warrants, the issuance of promissory notes and convertible debt, and its transactions with AFG Companies Inc. ("AFG"). On August 26, 2024, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with YA II PN, Ltd. ("Yorkville"), whereby the Company has the right, but not the obligation, to sell up to $50,000,000 of its shares of Common Stock at the Company's request any time during the 36 months following the execution of the SEPA, subject to certain conditions. However, the Company's ability to access the proceeds from the SEPA is subject to market conditions, such as trading volume, the price of the Company's Common Stock and other factors beyond the Company's control. The Company's current liquidity position raises substantial doubt about the Company's ability to continue as a going concern.

The Company believes that its existing cash and cash equivalents will be insufficient to meet its anticipated cash requirements for at least the next 12 months from the date the consolidated financial statements are issued. The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through equity financings, additional debt, or other arrangements to fund future operations, and it intends to raise capital through equity or debt investments in the Company by third parties, including through the SEPA, however, the Company's cannot conclude these are probable of being implemented or, if probable of being implemented, being in sufficient enough amounts to satisfy the Company's contractual amounts as they presently exist that are coming due over the next 12 months as of the date of such filing.

The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company's expenditures will vary depending upon several factors including but not limited to the design, timing, and the progress of the Company's research and development programs, and the level of financial resources available. The Company can adjust its operating plan spending based on available financial resources.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's consolidated financial statements include the accounts of the Company and the accounts of the Company's wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements and related notes have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") for consolidated financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to instructions, rules, and regulations prescribed by the SEC.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company's estimates, judgments, and assumptions. Significant estimates in the Company's consolidated financial statements include, but are not limited to, assumptions used to measure stock-based compensation, valuation of the intangible assets acquired from DM Lab (see Note D), useful lives of intangible assets, warrant liabilities, derivative liabilities, and deferred customer acquisition costs.

These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment and geographic information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources in assessing performance. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM manages the Company's operations on a consolidated basis for the purpose of allocating resources. The Company views its operations as, and manages its business in, one operating segment.

The accounting policies of its segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for its segment based on net loss, which is reported on the consolidated statements of operations. The measure of segment assets is reported on the balance sheet as total assets. The CODM uses cash forecast models in deciding how to invest into the segment. The CODM analyzes the Company's net loss and monitors budget versus actual results to assess the performance of the Company. Significant expenses are not regularly available or reviewed by the CODM. Other segment expenses include other income (expenses), net, which were $2,758,542 and $(50,752) during the years ended December 31, 2024 and 2023.

The Company has an office in the Republic of Korea dedicated to research and development activities.

Significant Risks and Uncertainties

There can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing goods and services require significant time and capital and is subject to regulatory review and approval as well as competition from other AI technology companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting intellectual property.

Revenue Recognition and Accounts Receivable

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, _Revenue from Contracts with Customers_ ("ASC 606") for all periods presented. The core principle of ASC 606 is to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

1) Identification of the Contract, or Contracts, with a Customer.

2) Identification of the Performance Obligations in the Contract.

3) Determination of the Transaction Price.

4) Allocation of the Transaction Price to the Performance Obligations in the Contract.

5) Recognition of Revenue when, or as, Performance Obligations are Satisfied.

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. Trade receivables of the Company as of December 31, 2024 and 2023 are net of an allowance for expected credit losses amounting to $50,000 and $20,000, respectively.

The Company capitalizes the incremental costs of obtaining a contract with a customer. The Company's incremental costs are related to the shares issued in connection with the Exclusive Reseller Agreement ("Reseller Agreement") with AFG in August 2023 (Note J). The Company terminated the Reseller Agreement, resulting in impairment of deferred customer acquisition costs of $13,475,000, recorded in the consolidated statements of operations during the year ended December 31, 2024. The Company had no such costs as of December 31, 2023.

Impairment of Definite Lived Intangible Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in an estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded during the year ended December 31, 2023.

In-Process Research and Development

The fair value of in-process research and development ("IPR&D") acquired in an asset acquisition, that has been determined to have alternative future uses in accordance with ASC Topic 350, *Intangibles-Goodwill and Other* ("ASC 350"), is capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. If the related research and development is completed, the asset is reclassified as a definite-lived asset at the time of completion and is amortized over its estimated useful life as research and development costs in accordance with ASC 730-10-25-2(c) and ASC 350. During the second quarter of 2024, the Company's IPR&D was completed and reclassified as a definite-lived asset and began amortizing over its estimated useful life of 5 years.

During the years ended December 31, 2024 and 2023, the Company did not recognize an impairment charge related to its indefinite-lived IPR&D.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rent for facilities, hardware and software equipment costs, employee related costs, consulting fees for technical expertise, prototyping, and testing.

Stock-Based Compensation

The Company recognizes stock-based compensation for stock-based awards (including stock options, restricted stock units, and restricted stock awards) in accordance with ASC Topic 718, *Compensation - Stock Compensation*. Determining the appropriate fair value of stock-based awards requires numerous assumptions, some of which are highly complex and subjective. The Company estimates the fair value of its stock option and warrant awards on the grant date using the Black-Scholes option-pricing model. The fair value of each restricted stock award is measured as the fair value per share of the Company's Common Stock at the date of grant.

Stock-based awards generally vest subject to the satisfaction of service requirements, or the satisfaction of both service requirements and achievement of certain performance conditions or market and service conditions. For stock-based awards that vest subject to the satisfaction of service requirements or market and service conditions, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock-based awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable. The Company accounts for forfeitures in the period in which they occur.

The Black-Scholes option-pricing model requires the use of judgments and assumptions, including fair value of its Common Stock, the option's expected term, the expected price volatility of the underlying stock, risk free interest rates and the expected dividend yield.

The Black-Scholes model assumptions are further described below:

- Common stock - the fair value of the Company's Common Stock.
- Expected Term - The expected term of employee options with service-based vesting is determined using the "simplified" method, as prescribed in the SEC's Staff Accounting Bulletin No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company's lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.
- Expected Volatility - The Company lacks its own historical stock data. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly traded set of peer companies.
- Risk-Free Interest Rate - The Company bases the risk-free interest rate on the U.S. Treasury yield curve commensurate with the expected term of each option.

- Expected Dividend -The Company has never declared or paid any cash dividends on its Common Stock and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

Cash and Cash Equivalents

The Company considers all highly-liquid investments, readily convertible to cash, and which have a remaining maturity date of three months or less at the date of purchase, to be cash equivalents. Cash and cash equivalents are recorded at fair value and are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits.

Capitalized Internal-Use Software Costs

Pursuant to ASC 350-40, *Internal-Use Software*, the Company capitalizes development costs for internal use software projects once the preliminary project stage is completed, management commits to funding the project, and it is probable that the project will be completed, and the software will be used to perform the function intended. The Company ceases capitalization at such time as the computer software project is substantially complete and ready for its intended use. The determination that a software project is eligible for capitalization and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, estimated economic life and changes in software and hardware technologies.

The Company capitalizes costs for internal-use software once project approval, funding, and feasibility are confirmed. These costs primarily consist of external consulting fees and direct labor costs. When the internal-use software is ready for its intended use, the Company reclassifies the internal-use software to developed software intangible assets and amortizes the asset over an estimated useful life ranging from 3 to 5 years. No impairment losses were recorded for the year ended December 31, 2024.

Leases

The Company determines whether an arrangement is or contains a lease, its classification, and its term at the lease commencement date. Leases with a term greater than one year will be recognized on the balance sheet as right-of-use ("ROU") assets, current lease liabilities, and if applicable, long-term lease liabilities. The Company includes renewal options to extend the lease term where it is reasonably certain that it will exercise these options. Lease liabilities and the corresponding ROU assets are recorded based on the present values of lease payments over the lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rates, which are the rates that would be incurred to borrow on a collateralized basis, over similar terms, amounts equal to the lease payments in a similar economic environment. Payments for non-lease components or that are variable in nature that do not depend on a rate or index are not included in the lease liability and are typically expensed as incurred. If significant events, changes in circumstances, or other events indicate that the lease term or other inputs have changed, the Company would reassess lease classification, remeasure the lease liability using revised inputs as of the reassessment date, and adjust the ROU assets. Lease expense is recognized on a straight-line basis over the expected lease term for operating classified leases.

Foreign Currency Transactions

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Gains and losses arising from foreign currency transactions and the effects of remeasurements are captured within the net loss within statement of operations. Foreign currency transaction gains and losses were not material for the years ended December 31, 2024 and 2023.

Warrant Liabilities

The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 480, *Distinguishing Liabilities from Equity,* ASC Topic 505, *Equity*, and ASC Topic 815, *Derivatives and Hedging*

("ASC 815"). The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Public Warrants and Private Placement Warrants as liabilities at their fair value and adjust the Public Warrants and Private Placement Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's consolidated statements of operations.

Fair Value of Financial Instruments

The Company accounts for financial instruments under ASC 820, *Fair Value Measurements* ("ASC 820"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis:

December 31, 2024	Fair value measurement at reporting date using		
	(Level 1)	(Level 2)	(Level 3)
Liabilities:			
Warrant liabilities - Public Warrants	$ -	$ 576,606	$ -
Warrant liabilities - Private Placement Warrants	$ -	$ 342,444	$ -
Total Warrant liabilities	$ -	$ 919,050	$ -

The Public Warrants and Private Placement Warrants assumed in connection with the Business Combination were accounted for as liabilities in accordance with ASC 815 and are presented within warrant liabilities on the accompanying consolidated balance sheets. The warrant liabilities are initially measured at fair value at the day of the Business Combination and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.

The fair value of the Public Warrants and Private Placement Warrants is estimated based on the closing price of the Public Warrants, an observable market quote but is classified as a Level 2 fair value measurement due to the level of trading volume in an active market.

Net Loss per Share

Basic loss per share is computed by dividing the net loss available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted loss per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the loss of the Company. In computing diluted loss per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase Common Stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the Common Stock during the period exceeds the exercise price/conversion rate of the instruments. The Company accounts for stock issued in spin-out transactions and consummations of mergers of entities under common control retrospectively. For diluted net loss per share, the weighted-average number of shares of Common Stock is the same for basic net loss per share due to the fact that when a net loss exists, potentially dilutive securities are not included in the calculation when the impact is anti-dilutive.

The following potentially dilutive securities are excluded from the calculation of weighted average shares of Common Stock outstanding because their inclusion would have been anti-dilutive:

	December 31,	
	2024	**2023**
Options	1,386,400	2,430,900
Warrants	24,559,962	1,039,885
Convertible note (as converted)	950,000	-
Total	26,896,362	3,470,785

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Company incorporated the improved segment disclosures in the summary of significant accounting policies, herein.

Recently Issued but Not Yet Adopted Accounting Standards

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosure of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. This ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is currently evaluating the effect of this standard on its disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

NOTE C - MERGER WITH DHC

On March 14, 2024, Prior BEN completed the Merger with DHC as discussed in Note A. The Merger was accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of DHC were cash and cash equivalents. For financial reporting purposes Prior BEN was determined to be the accounting acquirer based upon the terms of the Merger and other factors, including: (i) Prior BEN stockholders owned approximately 76% of the Combined Company and (ii) Prior BEN management held all key positions of management. Accordingly, the Merger was treated as the equivalent of Prior BEN issuing stock to assume the net liabilities of DHC. As a result of the Merger, the net liabilities of DHC were recorded at their historical cost in the consolidated financial statements and the reported operating results prior to the Merger are those of Prior BEN. The following table summarizes the assets acquired and liabilities assumed as part of the reverse recapitalization:

	March 14, 2024
Cash and cash equivalents	$ 858,292
Due from Sponsor	3,000
Prepaid and other current assets	16,824
Accounts payable	(2,352,328)
Accrued expenses	(5,782,211)
Due to related parties	(693,036)
Warrant liability	(1,913,737)
Net liabilities assumed	$ (9,863,196)

Total transaction costs were $4,121,000, of which $858,292 were charged directly to additional paid-in capital to the extent of cash received. The transaction costs in excess of cash acquired of $3,341,055 were charged to general and administrative expenses during the year ended December 31, 2024.

NOTE D - ACQUISITIONS

On May 3, 2023, in connection with the development the Company's core technology, the Company entered into an Asset Purchase Agreement with DM Lab Co., LTD ("DM Lab"), to acquire certain assets and assume certain liabilities in exchange for 4,325,043 shares of Common Stock with a fair value of $16,012,750 and $257,112 in cash consideration including $107,112 in transaction-related costs.

The Company accounted for the transaction with DM Lab as an asset acquisition as the acquired set passed the screen test and as such did not meet the criteria to be considered a business according to ASC 805, *Business Combinations*. The total consideration paid including transaction-related costs was allocated to identifiable intangible and tangible assets acquired based on their acquisition date estimated fair values. The largest asset acquired was the in-process research and development intangible asset which the Company determined had alternative future uses and capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. The in-process research and development intangible asset was valued using the multi-period excess earnings method which requires several judgements and assumptions to determine the fair value of intangible assets, including growth rates, EBITDA margins, and discount rates, among others. This nonrecurring fair value measurement is a Level 3 measurement within the fair value hierarchy. The following table summarizes the fair value of consideration transferred and its allocation to the assets acquired and liabilities assumed at their acquisition date fair values.

Assets Acquired	Amount Recognized
In-process research and development intangible asset	$ 17,000,000
Property and equipment	721,916
Liabilities assumed	
Accounts payable	(57,700)
Accrued expenses	(249,779)
Short-term debt	(1,144,575)
Total assets acquired and liabilities assumed	16,269,862
Total consideration	$ 16,269,862

NOTE E - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,	
	2024	2023
Security deposits	$ 108,441	$ 71,300
Prepaid VAT	32,468	7,821
Prepaid professional fees	284,081	43,712
Prepaid insurance	567,977	-
Prepaid other	49,431	78,460
Prepaid expenses and other current assets	$ 1,042,398	$ 201,293

NOTE F - PROPERTY AND EQUIPMENT, NET

Property and equipment include equipment, furniture, and capitalized software. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of three years. Capitalized software costs are amortized straight-line over an estimated useful life ranging from 5 to 10 years.

Property and equipment consists of the following:

	December 31,	
	2024	2023
Equipment	$ 337,856	$ 426,000
Furniture	348,754	346,591
Capitalized software	216,751	569,923
Total	903,361	1,342,514
Accumulated depreciation and amortization	(610,604)	(539,957)
Property and equipment, net of accumulated depreciation and amortization	$ 292,757	$ 802,557

For the years ended December 31, 2024 and 2023 depreciation and amortization of property and equipment totaled $215,286 and $539,957, respectively.

NOTE G - INTANGIBLE ASSETS

The following table summarizes intangible assets included on the consolidated balance sheet:

| | December 31, 2024 | | |
	Gross	Accumulated Amortization	Net
Amortizing intangible assets:			
Patent portfolio	$ 1,259,864	$ (517,960)	$ 741,904
Developed technology	17,755,347	(2,372,881)	15,382,466
Total	$ 19,015,211	$ (2,890,841)	$ 16,124,370

| | December 31, 2023 | | |
	Gross	Accumulated Amortization	Net
Amortizing intangible assets: Patent portfolio	$ 1,259,863	$ (377,716)	$ 882,147
Indefinite-lived intangible assets:			
In-process research and development	17,000,000	-	17,000,000
Total	$ 18,259,863	$ (377,716)	$ 17,882,147

Total amortization expense was $2,513,125 and $98,033 for the years ended December 31, 2024 and 2023, respectively.

Future amortization of intangible assets are estimated to be as follows:

Years Ending December 31:	
2025	$ 3,715,166
2026	3,715,166
2027	3,679,245
2028	3,661,285
2029	1,292,820
Thereafter	60,688
	$ 16,124,370

NOTE H - ACCRUED EXPENSES

Accrued expenses consist of the following:

| | December 31, | |
	2024	2023
Accrued professional fees	$ 2,747,211	$ 245,751
Accrued compensation and related expenses	1,730,043	1,146,435
Due to related party	-	178,723
Accrued other	116,458	66,139
Accrued expenses	$ 4,593,712	$ 1,637,048

NOTE I - DEBT

Promissory Note

On November 11, 2024, the Company issued a promissory note in the aggregate original principal amount of approximately $1,700,000 to Yorkville (the "Promissory Note"). The Promissory Note does not bear interest, subject to a potential increase of the interest rate to 18.0% per annum upon the occurrence of certain events of default as described in the Promissory Note. The Company was required to make monthly cash payments beginning on December 15, 2024, and continuing on the same day of each successive calendar month of principal in the amount of the sum of (i) $0.4 million of principal (or the outstanding principal amount if less than such amount), plus (ii) a payment premium in an amount equal to 5% of the principal amount being paid, if applicable, and (iii) any accrued and unpaid interest as of each Installment Date. The Company shall, at its own option, repay each Installment Amount either (i) in cash on or before each Installment Date, or (ii) by submitting one or more an advance notice(s) under the SEPA (as defined below), on or before the applicable Installment Date, or any combination of (i) or (ii) as determined by the Company. If the Company repays the Installment Amount in cash, the cash payment shall include the Payment Premium. If the Company elects an Advance Repayment for all or a portion of an Installment Amount, then no Payment Premium will apply. In addition, for so long as the Promissory Note is outstanding, with respect to any advance notice submitted by the Company under the SEPA, the Company shall select an Option 2 Pricing Period (as defined in the SEPA), unless otherwise agreed by Yorkville. The Promissory Note matures on March 11, 2025, and was issued at an original issue discount of 10%. During the year ended December 31, 2024, 962,023 shares of Common Stock were issued to Yorkville resulting in the reduction of the Promissory Note of $817,518. During the year ended December 31, 2024, the Company recognized $90,625 in interest expense related to the Promissory Note. As of December 31, 2024, the remaining balance of $849,149 was included within short-term debt in the accompanying consolidated balance sheets.

Convertible Notes

On April 12, 2024, the Company issued a convertible promissory note to J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division ("CCM") in the principal amount of $1,900,000 (the "Cohen Convertible Note"), to settle outstanding invoices totaling $1,900,000 related to investment banking services rendered to the Company in connection with the Business Combination. Beginning on October 14, 2024, interest will accrue at the fixed rate of 8% per annum on the outstanding principal amount until the Cohen Convertible Note is paid in full. Interest is payable monthly in cash or in-kind at the election of the Company. The Company may prepay the Cohen Convertible Note in whole or in part at any time or from time to time without penalty or premium. The Company may be required to prepay all or a portion of the Cohen Convertible Note upon the consummation of certain capital raising activities as described therein. The maturity date of the Cohen Convertible Note is March 14, 2025. During the year ended December 31, 2024, the Company recognized $29,597 in interest expense related to the Cohen Convertible Note.

On December 14, 2024 (the "First Conversion Date"), $760,000 of the Cohen Convertible Note converted into 633,333 shares of Common Stock at $1.20 per share (the "Floor Price"). On the 14th day of each successive month commencing with January 14, 2025 (each such day, an "Additional Conversion Date" and together with the First Conversion Date, the "Conversion Dates"), CCM may convert a portion of Cohen Convertible Note to a number of shares equal to (i) up to 20% of the outstanding principal balance of the Cohen Convertible Note plus accrued interest due under the Cohen Convertible Note divided by (ii) a price per share (the "Conversion Purchase Price") equal to 92.75% of the arithmetic average of the Daily Volume-Weighted Average Price ("VWAP") for the five VWAP Trading Days (as defined therein) ending on the VWAP Trading Day immediately preceding the applicable Conversion Date (subject to the Floor Price). As of December 31, 2024, the remaining balance of $1,140,000 was included within the convertible note in the accompanying consolidated balance sheets.

Short-term Debt Related to Acquisition of DM Lab

As of December 31, 2024, the Company had four loans outstanding that were assumed in the DM Lab transaction, totaling $891,974, a decrease of $252,601 from the acquisition date due to the amount converted to equity on May 25, 2023. The loans carry varying interest rates ranging from 4.667% to 6.69%. During the years ended December 31, 2024 and 2023 the Company incurred interest expense of $49,060 and $31,217, respectively, which is included in interest expense in the consolidated statement of operations. All loans are due within 12 months from the balance sheet date and have no optional or mandatory redemption or conversion features. These obligations have been classified as current liabilities on the balance sheet and the fair value of the loans approximates the carrying amount due to their short-term nature. Additionally, there are no associated restrictive covenants, third-party guarantees, or pledged collateral. As of the reporting date, there have been no defaults on these loans. In January 2025, the Company obtained a waiver to extend the due dates of $668,674 of its short-term debt to January 2026.

NOTE J - STOCKHOLDERS' EQUITY

In August 2023, the Company entered into the Reseller Agreement with AFG whereby AFG agreed to operate as the exclusive channel partner and reseller of the Company's software as a service in the motor vehicle marketing and manufacturing industry for a term of five years. The Company issued to AFG 1,750,000 shares of Common Stock with an aggregate fair value of $13,475,000 based on the closing stock price on the date of the Merger which is recorded within other assets on the consolidated balance sheet. Additionally, the Company issued a non-transferable warrant ("Reseller Warrant") that entitles AFG to purchase up to 3,750,000 shares of Common Stock at an exercise price of $10.00 and a fair value of $2.52 per warrant. The 3,750,000 warrants were cancelled in January 2025, upon the termination of the Reseller Agreement.

On March 14, 2024 in connection with the Closing, the issuance of 7,885,220 shares of Common Stock to DHC stockholders as consideration for the Merger was reflected on the consolidated statements of stockholders' equity. Further, upon completion of the Merger, the Company's Certificate of Incorporation and Bylaws were adopted, authorizing the issuance of 750,000,000 shares of Common Stock, par value of $0.0001 per share and 10,000,000 shares of Preferred Stock, par value of $0.0001 per share.

In March 2024, concurrent with the Merger, the Company sold 550,000 shares of Common Stock to AFG for gross proceeds of $5,500,000.

On May 28, 2024, the Company entered into a Securities Purchase Agreement (the "May SPA") with certain investors (the "May Purchasers"), pursuant to which the Company agreed to issue and sell to the May Purchasers an aggregate of 1,980,000 shares of Common Stock of the Company at a price per share of $2.50 and an aggregate of 3,960,000 warrants to purchase 3,960,000 shares of Common Stock, which was divided into two tranches consisting of (i) 1,980,000 warrants immediately exercisable for a term of one year from (the "May One-Year Warrants") and (ii) 1,980,000 warrants immediately exercisable for a term of five years (the "May Five-Year Warrants," together with the May One-Year Warrants, the "May Warrants"), each with an exercise price of $2.50 per share, subject to customary adjustments, for an aggregate purchase price of $4,950,000.

On May 30, 2024, the Company issued to the May Purchasers an aggregate of 200,000 Shares and 400,000 Warrants (consisting of 200,000 One-Year Warrants and 200,000 Five-Year Warrants) for aggregate gross proceeds of $500,000. Upon the issuances of such shares of Common Stock, an aggregate of 1,260,000 May One-Year Warrants and 1,260,000 May Five-Year Warrants were issued to the May Purchasers and were immediately exercisable. The remaining shares were issued to an escrow account and such shares along with the May Warrants remain in escrow until the conditions in the May SPA are satisfied. The May Purchasers are required to pay to the Company monthly cash installments in the amounts and on the dates as determined in the May SPA ending on October 29, 2024. For every $2.50 paid to the Company, the Company will release one share of Common Stock and two May Warrants from escrow to the May Purchasers. If a May Purchaser fails to pay its required funding by the respective deadline, the May Purchaser's entire commitment under the May SPA will become immediately due and payable. The Company has experienced delays in funding from certain of the investors under the May SPA. As of March 27, 2025, certain of such investors have failed to make their required fundings, giving effect to the tolling of all cure periods, in an aggregate amount of $963,750, and the Company is uncertain whether such amounts or future required fundings by such investors will be made. During the year ended December 31, 2024, the Company issued 1,670,000 shares of Common Stock to the May Purchasers for gross proceeds of $4,175,000. As of December 31, 2024, 1,574,500 May One-Year Warrants and 1,594,500 May Five-Year Warrants are outstanding.

On July 1, 2024, the Company entered into a separate Securities Purchase Agreement (the "July SPA") with The Williams Family Trust for the issuance and sale of 120,000 shares of Common Stock at a price per share of $2.50 and an aggregate of 240,000 warrants, consisting of (i) 120,000 warrants with a term of one year and (ii) 120,000 warrants with a term of five years for an aggregate purchase price of $300,000. The warrants are immediately exercisable for Common Stock at a price of $2.50 per share. As of December 31, 2024, the 240,000 warrants remained outstanding.

On August 22, 2024, the Company entered into a Fee Conversion Agreement with Sponsor, pursuant to which the Company agreed to issue 151,261 shares of Common Stock at a value of $2.38 per share to Sponsor in exchange for the conversion of certain outstanding fees owed by the Company to the amount of $0.4 million. As a result, the Company recorded a gain on debt extinguishment of $98,318 during the year ended December 31, 2024.

On August 26, 2024, the Company entered into a Securities Purchase Agreement (the "August SPA") with certain investors (the "August Purchasers"), pursuant to which the Company will issue and sell an aggregate of 1,185,000 shares of the Company's Common Stock at a price per share of $5.00, for an aggregate purchase price of $5,925,000.

In connection with the August SPA, on August 26, 2024 (the "Assignment Effective Date"), the Company entered into that certain share assignment and lockup release agreement (the "Assignment Agreement") with certain members of Sponsor and certain other existing stockholders and affiliates of the Company (collectively, the "Sponsor Members" and each a "Sponsor Member") and the August Purchasers, pursuant to which, as an inducement to enter into the August SPA, the August Purchasers assumed, all of the Sponsor Members' rights, title and interest in an aggregate of 1,185,000 shares of Common Stock (the "Sponsor Securities") held by Sponsor on their behalf as of the Assignment Effective Date (the "Assignment"). In exchange for the Assignment by the Sponsor Members of the Sponsor Securities to the August Purchasers, the Company agreed to release 1,252,500 shares of Common Stock from certain restrictions on transfer contained in either a (i) prior letter agreement by and among the Company's predecessor, DHC, Sponsor and the other signatories thereto or (ii) in certain lock-up agreements executed by certain of the Sponsor Members in connection with the consummation of the Company's prior business combination. The Sponsor Members transferred an aggregate of 1,185,000 Sponsor Securities into an escrow account. The Sponsor Securities are released from the escrow account on a pro rata basis upon the making of the required findings on the terms and conditions described in the August SPA. In the event an August Purchaser fails to make required funding contemplated by the August SPA, a pro rata portion of the Sponsor Securities shall be released from the escrow account to the Company and the Company will cancel such Sponsor Securities.

On August 26, 2024, in connection with the August SPA and the Assignment Agreement, the Company issued to the August Purchasers an aggregate of 100,000 shares for aggregate gross proceeds of $500,000. The remaining shares were issued to an escrow account and such shares remain in escrow until the conditions in the August SPA are satisfied. The August Purchasers are required to pay to the Company monthly cash installments in the amounts and on the dates as determined in the August SPA ending on April 5, 2025.

For every $5.00 paid to the Company, the Company will release one share of Common Stock under the August SPA and one share of Common Stock under the Assignment Agreement to the August Purchasers. If an August Purchaser fails to pay its required funding by the respective deadline, the investor's entire commitment under the August SPA will become immediately due and payable. The Company has experienced delays in funding from certain of the investors under the August SPA. As of March 27, 2025, certain of such investors have failed to make their required fundings, giving effect to the tolling of all cure periods, in an aggregate amount of $1,250,000, and the Company is uncertain whether such amounts or future required fundings by such investors will be made. During the year ended December 31, 2024, the Company issued 110,000 shares of Common Stock to the August Purchasers for gross proceeds of $550,000.

On August 26, 2024, the Company entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $50,000,000 of the Company's shares of Common Stock, at the Company's request any time during the commitment period commencing on August 26, 2024 (the "SEPA Effective Date") and terminating on the 36-month anniversary of the SEPA Effective Date. Each issuance and sale by the Company to Yorkville under the SEPA (an "Advance") is subject to a maximum limit equal to an amount equal to 100% of the aggregate volume traded of the Company's Common Stock on Nasdaq for the five trading days immediately preceding an Advance notice. The shares will be issued and sold to Yorkville at a per share price equal to, at the election of the Company as specified in the relevant Advance notice: (i) 96% of the Market Price (as defined below) for any period commencing on the receipt of the Advance notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the "Option 1 Pricing Period"), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the "Option 2 Pricing Period," and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a "Pricing Period"). "Market Price" is defined as, for any Option 1 Pricing Period, the daily VWAP of the Common Stock on Nasdaq, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on Nasdaq during the Option 2 Pricing Period. The Advances are subject to certain limitations, including that Yorkville cannot purchase any shares that would result in it beneficially owning more than 4.99% of the Company's outstanding Common Stock at the time of an Advance or acquiring since the SEPA Effective Date under the SEPA more than 19.99% of the Company's issued and outstanding Common Stock, as of the SEPA Effective Date (the "Exchange Cap"). The

Exchange Cap will not apply under certain circumstances, including, where the Company has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require stockholder approval under Nasdaq's "minimum price rule." Additionally, if the total number of shares of Common Stock traded on Nasdaq during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of shares of Common Stock issued and sold pursuant to such Advance notice will be reduced to the greater of (i) 30% of the trading volume of the Common Stock on Nasdaq during the relevant Pricing Period as reported by Bloomberg L.P., or (ii) the number of shares of Common Stock sold by Yorkville during such Pricing Period, but in each case not to exceed the amount requested in the Advance notice. "Volume Threshold" is defined as a number of shares of Common Stock equal to the quotient of (a) the number of shares in the Advance notice requested by the Company divided by (b) 0.30. As consideration for Yorkville's commitment to purchase the shares of Common Stock pursuant to the SEPA, the Company paid Yorkville, (i) a structuring fee in the amount of $25,000 and (ii) a commitment fee (the "Commitment Fee") of $500,000 by the issuance to Yorkville of an aggregate of 280,899 shares of Common Stock ("Commitment Shares"). Through December 31, 2024, the Company issued an aggregate of 280,899 shares of Common Stock to Yorkville, including the Commitment Fee. Upon execution of the SEPA, the Company expensed the $25,000 restructuring fee and $500,000 commitment fee within general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2024.

The Company accounts for the SEPA as a derivative that grants the Company the right, but not the obligation, to issue additional shares of Common Stock. Due to certain settlement provisions, the SEPA is precluded from equity classification. The SEPA derivative is recognized at inception and accounted for on a fair value basis. The Company determined the fair value of the SEPA derivative at inception and as of December 31, 2024 to be de minimis.

Common Stock Warrants

In connection with the Business Combination, the Company assumed 10,314,952 Public Warrants and 6,126,010 Private Placement Warrants, which are all outstanding as of December 31, 2024. Each whole Public Warrant and Private Placement Warrant entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $11.50 per share. The Public Warrants and Private Placement Warrants were exercisable beginning on April 13, 2024 and expire on April 14, 2029.

The Private Placement Warrants are identical to the Public Warrants, except that (x) the Private Placement Warrants and the Common Stock issuable upon the exercise of the Private Placement Warrants were not transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable as described above so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In connection with the May SPA, the Company also entered into a Letter Agreement to Exercise Warrants ("May Warrant Exercise Agreement") with certain of the May Purchasers (the "Required Warrant Parties"). Under the May Warrant Exercise Agreement, if the Company uses commercially reasonable efforts to raise an additional $3,250,000 in capital (excluding amounts raised under the May SPA) but is unable to do so by October 31, 2024, the Required Warrant Parties will be required to exercise for cash certain of their May Warrants on a monthly basis in the amounts and on the dates as determined in the May Warrant Exercise Agreement. For each May Warrant so exercised, the Company will issue one new May One-Year Warrant and one new May Five-Year Warrant (collectively, "May Reload Warrants") each with an exercise price of $2.50 to the Required Warrant Party. A maximum of 2,600,000 May Reload Warrants may be issued pursuant to the May Warrant Exercise Agreement. Upon receipt of an aggregate of $3,250,000 of actual cash proceeds from the August SPA, the May Warrant Exercise Agreement will terminate automatically.

On August 26, 2024, in connection with the August SPA and the Assignment Agreement, the Company entered into a warrant purchase agreement (the "August Warrant Agreement") with each of the warrantholders signatory thereto (the "Warrantholders"), pursuant to which the Company issued to the Warrantholders an aggregate of 960,000 warrants to purchase Common Stock (the "August Warrants"), with an exercise price of $5.00 per share with an expiration period of five years from the date of issuance.

Equity Compensation Plans

2021 Incentive Stock Option Plan

In May 2021, the Company adopted the 2021 Incentive Stock Option Plan ("2021 Option Plan") that provides for the grant of the following types of stock awards: (i) incentive stock Options, (ii) non-statutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards, and (vi) other stock awards. The 2021 Option Plan was administered by the Company's Board of Directors (the "Board of Directors"). In connection with the Closing, all outstanding awards were assumed by BEN pursuant to the terms of the Business Combination Agreement and the Board of Directors declared that there will be no further issuances under the 2021 Option Plan. Forfeitures under the 2021 Option Plan are automatically added to shares available for issuance under the 2023 Plan.

2023 Long-Term Incentive Plan

In connection with the Closing, the 2023 Long-Term Incentive Plan (the "2023 Plan") became effective. The 2023 Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) restricted stock units, (vi) performance awards, (vii) dividend equivalent rights, (viii) performance awards, (ix) performance goals, (x) tandem awards, (xi) prior plan awards, and (xii) other awards. The 2023 Plan is administered by the Board of Directors. The 2023 Plan awards are available to employees, officers and contractors. The option grants authorized for issuance under the 2023 Plan may total up to 2,942,245 shares of Common Stock. As of December 31, 2024, 3,555,701 shares remained available for grant under the 2023 Plan.

NOTE K - EQUITY-BASED COMPENSATION

Option Awards

<u>2024 Activity</u>

Generally, options have a service vesting condition of 25% cliff after 1 year and then monthly thereafter for 36 months (2.067% per month). As of December 31, 2024, 3,555,701 shares remained available for grant under the Company's option plan.

The following table provides the estimates included in the inputs to the Black-Scholes pricing model for the options granted:

	Years Ended December 31,	
	2024	**2023**
Expected term	5.0 years	5.4 years
Risk-free interest rate	4.08%	3.81%
Dividend yield	0.00%	0.00%
Volatility	54.79%	50.42%

A summary of option activity for the years ended December 31, 2024 is as follows:

	Number of Shares	**Weighted Average Exercise Price**		**Weighted Average Grant Date Fair Value**		**Weighted Average Remaining Contractual Term (in years)**
Outstanding as of December 31, 2023	2,430,900	$	4.19	$	-	-
Granted	108,040	$	8.10	$	4.18	-
Forfeited	(1,104,710)	$	3.75	$	-	-
Exercised	(47,830)	$	0.38	$	-	-
Outstanding as of December 31, 2024	1,386,400	$	4.90	$	2.58	8.59
Vested and expected to vest as of December 31, 2024	1,386,400	$	4.90	$	2.58	8.59
Exercisable as of December 31, 2024	951,877	$	4.40	$	2.23	8.42

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2024 was $91,919 and $69,357, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2023 was $9,516,700. At December 31, 2024, future stock-based compensation for options granted and outstanding of $1,162,120 will be recognized over a remaining weighted-average requisite service period of 1.0 year.

The Company recorded stock-based compensation expense related to options of $1,126,124 and $3,004,884 during the years ended December 31, 2024 and 2023, respectively, to the accompanying consolidated statements of operations.

Common Stock Warrants

<u>AFG Warrants</u>

There were 3,750,000 warrants granted to AFG during the year ended December 31, 2024 at an exercise price of $10.00 and a fair value of $2.52 per warrant (Note J). The 3,750,000 warrants were cancelled in January 2025, upon the termination of the Reseller Agreement.

<u>Compensatory Warrants</u>

There were 84,525 warrants exercised in the years ended December 31, 2024 at a weighted average exercise price of $1.31 per share. As of December 31, 2024, there were 955,359 warrants outstanding at a weighted average exercise price of $3.20 per share, with expiration dates ranging from 2028 to 2033. The Company recorded $1,873,771 stock-based compensation expense related to warrants for the year ended December 31, 2023. There was no such expense during the year ended December 31, 2024.

The following table provides the estimates included in the inputs to the Black-Scholes pricing model for the AFG and compensatory warrants granted:

	Years Ended December 31,	
	2024	**2023**
Expected term	3 years	10 years
Risk-free interest rate	4.46%	3.53%
Dividend yield	0.00%	0.00%
Volatility	55.14%	47.44%

The Company has recorded stock-based compensation related to its options and warrants in the accompanying consolidated statements of operations as follows:

	Years Ended December 31,			
	2024		**2023**	
General and administrative	$	862,614	$	4,846,867
Research and development		263,510		31,788
	$	1,126,124	$	4,878,655

Stock-based compensation capitalized as part of capitalized software costs for the years ended December 31, 2024 and 2023 were $236,346 and $61,458, respectively, which is in addition to amounts included in the table above.

Restricted share awards

During the years ended December 31, 2024, the Company issued 464,244 restricted share awards to certain of its directors and officers. Of the restricted share awards granted, 381,915 shares vested immediately upon grant, while 82,329 shares vested in the second half of 2024. The fair value of a restricted share award is equal to the fair market value price of the Company's Common Stock on the date of grant. The Company recorded stock-based compensation expense of $687,924 for the year ended December 31, 2024 related to these restricted share awards.

The following table summarizes activity related to restricted share awards:

	Number of Shares		Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	-	$	-
Granted	464,244	$	1.44
Vested	(464,244)	$	1.44
Nonvested at December 31, 2024	-	$	-

NOTE L - INCOME TAX

The components of our deferred tax assets are as follows:

	December 31,			
	2024		2023	
Deferred Tax Assets:				
Intangible assets	$	1,020,000	$	280,000
Section 174		70,000		70,000
Accrued expenses		860,000		300,000
Federal net operating losses		4,450,000		1,200,000
Research and development credit		40,000		50,000
Total deferred tax assets		6,440,000		1,900,000
Less: Valuation allowance		(6,320,000)		(1,880,000)
Net Deferred Tax Assets:	$	120,000	$	20,000
Deferred Tax Liabilities:				
Fixed assets	$	(120,000)	$	(20,000)
Net Deferred Tax Liability	$	-	$	-

The benefit of income taxes for the years ended December 31, 2024 and 2023 consist of the following:

	For the years ended December 31,			
	2024		2023	
U.S. federal				
Current	$	-	$	-
Deferred		-		(1,624,000)
State and local				
Current		-		-
Deferred		-		-
Valuation allowance		-		1,624,000
Income Tax Provision (Benefit)		-		-

A reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	December 31,			
	2024		2023	
Federal rate	$	(7,080,000)	$	(2,460,000)
Stock compensation		289,000		1,020,000
Impairment loss		2,830,000		-
Change in fair value of warrant liability		(209,000)		-
Federal RTP		(25,000)		(30,000)
Deferred tax adjustment		(347,000)		(150,000)
Other		102,000		(4,000)
Change in valuation allowance		4,440,000		1,624,000
Income Tax Provision (Benefit)		-		-

As of the Company's last filed Federal returns on December 31, 2023 and 2022, the Company has net operating losses of $4,974,489 and $1,104,955, respectively, available for carryforward to future years. These operating losses are indefinite lived, however their deductibility is limited under Internal Revenue Code 720.

As of December 31, 2024, the Company has a valuation allowance of $6,320,000 against all net domestic deferred tax assets, for which realization cannot be considered more likely than not at this time. The net change in the valuation allowance was $4,440,000 for the year ended December 31, 2024. Management assesses the need for the valuation allowance on an annual basis. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance.

On May 3, 2023 the Company acquired DM Lab in an asset purchase agreement, which is deemed an asset acquisition for tax purposes. Per the acquisition accounting, no goodwill was created in this transaction. As an asset deal, the fair value of the intangibles and fixed assets from the DM acquisition have the same book and tax basis's as of the opening balance sheet date. The majority of the assets acquired were intangible assets and the intangible asset deferred account represents the difference between net book and net tax value of the acquired assets as of December 31, 2024.

Wyoming has no corporate income tax.

The Company does not expect any material changes in the amount of unrecognized tax benefits within the next twelve months. The Company files tax returns as prescribed by the laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The statute of limitations period is generally three years. Due to the extent of the net operating loss carryforward, however, all tax years remain open to examination.

NOTE M - RELATED PARTY TRANSACTIONS

AFG Reseller Agreement

On August 19, 2023, the Company entered into Reseller Agreement, providing for, among other things, AFG to act as the Company's exclusive reseller of certain products on terms and conditions set forth therein and, as partial consideration to AFG for such services, the Company issued 1,750,000 shares of Common Stock with an aggregate fair value of $13,475,000 based on the closing stock price on the date of the Merger. Additionally, the Company issued AFG a warrant to purchase up to 3,750,000 shares of Common Stock, with each warrant exercisable for one share of Common Stock at an exercise price of $10.00 and a fair value of $2.52 per warrant (Note J). The Company terminated the Reseller Agreement in January 2025, resulting in the forfeiture of the 3,750,000 warrants.

Advances to Officers and Directors

Certain officers and directors advanced funds to or were advanced from the Company on an undocumented, non-interested bearing, due on demand basis. As of December 31, 2024, $0 and $185,029 of amounts owed to related parties were included within accrued expenses and accounts payable, respectively, in the accompanying consolidated balance sheet. During the years ended December 31, 2024 and 2023, the Company recorded professional and other fees and cost related to consulting services from related parties of $246,029 and $571,215, respectively, within general and administrative expenses in the accompanying consolidated statements of operations.

Promissory Note

On June 30, 2023, the Company entered into a promissory note agreement with a related party for $620,000. The note bears interest at 7% per annum and matures on June 25, 2025. In June 2024 the Company issued 93,333 shares of Common Stock to extinguish the outstanding balance of $420,000, resulting in a gain on debt extinguishment of $97,992 during the year ended December 31, 2024.

Related Party Advance

The Company received non-interest bearing and payable upon demand related party advances from DHC's Sponsor in connection with the Merger. As of December 31, 2024, the Company had $693,036 in related party advances in the accompanying consolidated balance sheets.

NOTE N - COMMITMENTS AND CONTINGENCIES

The Company is subject to various legal and regulatory proceedings, claims, and assessments, as well as other contingencies, that arise in the ordinary course of business. The Company accrues for these contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company regularly reviews and updates its accruals for contingencies and makes adjustments as necessary based on changes in circumstances and the emergence of new information.

Leases

In September 2024, the Company entered into an operating lease for its office space in South Korea which expires in 2027. The Company's operating lease right-of-use ("ROU") asset and related lease liability was initially measured at the present value of future lease payments over the lease term. The Company is responsible for payment of certain real estate taxes and other expenses on its lease. These amounts are generally considered to be variable and are not included in its measurement of the ROU asset and lease liability. The Company accounts for non-lease components, such as maintenance, separately from lease components.

During the year ended December 31, 2024, the Company's operating lease costs were $70,734. As of December 31, 2024, the remaining term of the Company's operating lease was 2.7 years and the discount rate was 8%.

Operating cash used in operating leases was $68,654 during the year ended December 31, 2024.

Future maturities of the operating lease liability was as follows as of December 31, 2024:

Years Ending December 31:		
2025	$	208,022
2026		214,263
2027		145,671
Total future minimum payments		567,956
Less imputed interest		(58,693)
Present value of lease liabilities	$	509,263

Litigation

On January 16, 2025, the Company filed a lawsuit against AFG and its Chief Executive Officer, Ralph Wright Brewer III, in the Northern District of Texas, Dallas Division alleging fraudulent misrepresentation, breach of contract, and the concealment of a ransomware attack on its own network shortly before the Reseller Agreement was executed. Given that the litigation remains in its early stages, the Company is currently unable to estimate the potential range of recoverable damages or the potential loss or range of loss, if any, resulting from a favorable or unfavorable outcome.

Recoverables and liabilities for contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a recoverable or liability has been earned or incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Employment contracts

The Company has entered into employment contracts with its officers and certain employees that provide for severance and continuation benefits in the event of termination of employment either by the Company without cause or by the employee for good reason, both as defined in the agreements, along with any unpaid vested options, equity or earned bonuses. In addition, in the event of termination of employment following a change in control, as defined in each agreement the employee shall receive a prorated bonus payment and severance payments (as defined in each agreement).

Korea University

The Company entered into another sponsorship agreement in December 2023 for total consideration of up to 528.0 million Korean won (approximately $380,160) from January 2024 through December 2024. The Company can terminate the agreement upon written notice to Korea University for a period of at least one month. As of December 31, 2024, the Company had paid 211.2 million Korean won (approximately $152,064). The sponsorship agreement with Korea

University is no longer active. As of December 31, 2024, the Company owed $194,688 which is included in accrued expenses within the accompanying consolidated balance sheets.

NOTE O - SUBSEQUENT EVENTS

On October 29, 2024, Company entered into a Share Purchase and Transfer Agreement with Christian Unterseer, in his individual capacity ("Unterseer"), CUTV GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("CUTV"), and CUNEO AG, a stock corporation incorporated under the laws of the Federal Republic of Germany ("Cuneo" and together with Unterseer and CUTV, the "Sellers") (the "Purchase Agreement") pursuant to which the Sellers have agreed to sell all of the outstanding equity interests of Cataneo GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany ("Cataneo") to the Company for an aggregate purchase price of $19,500,000, consisting of (i) $9,000,000 in cash and (ii) 4,200,000 shares of Common Stock at an agreed upon value of $2.50 per share ("Equity Consideration") (the transactions governed by the Purchase Agreement, the "Acquisition"), subject to customary adjustments. Prior to the closing of the Acquisition (the "Closing Date"), the Sellers may elect to convert a portion of the Equity Consideration to cash for up to $3,000,000 at a price per share of $2.50. Additionally, an aggregate of 400,000 shares of Common Stock issued as part of the Equity Consideration shall be subject to an escrow arrangement for a period of one year (the "Escrow Period") following the Closing Date (the "Escrow Shares"). The Escrow Shares may be utilized to offset certain claims, fines, penalties, outstanding debts or other costs owed by the Sellers following the Closing Date. Thirty days prior to the end of the Escrow Period, certain of the Sellers shall have the right, but not the obligation, to cause the Company to repurchase their portion of the Escrow Shares at a price per share of $2.50.

The Purchase Agreement contains customary representations, warranties and covenants, as well as indemnification provisions subject to specified limitations. Among other things, the Sellers have agreed, subject to certain exceptions, to cause Cataneo to conduct its business in the ordinary course, consistent with past practice, from the date of the Purchase Agreement until the Closing Date and not to take certain actions prior to the Closing Date without the prior written consent of the Company. On February 6, 2025, the Company and the Sellers entered into that certain Addendum to Share Purchase and Transfer Agreement (the "Addendum"), pursuant to which the parties amended certain provisions of the Purchase Agreement to provide the parties additional time to prepare for and close the Acquisition.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Directors and Executive Officers

Executive Officers

The following table sets forth information about our executive officers as of September 30, 2025.

Name	Age	Position
Walid Khiari	50	Chief Financial Officer and Chief Operating Officer
James D. Henderson, Jr.	56	Corporate Secretary and General Counsel
Tyler J. Luck	33	Interim Chief Executive Officer and Chief Product Officer

For information regarding Mr. Luck, please refer to "Directors" below.

Walid Khiari - Chief Financial Officer and Chief Operating Officer

Mr. Khiari joined BEN in November 2024 and currently serves as Chief Financial Officer and Chief Operating Officer of BEN. Mr. Khiari has over twenty years of experience in finance, including technology banking, during which time he worked with software companies of various sizes from startups to large, publicly-traded corporations. Prior to joining the Company, Mr. Khiari served as the Managing Director of Technology, Media and Telecommunications at Houlihan Lokey from 2021 to 2023, as the Managing Director of Technology Investment Banking at Rothschild & Co. from 2017 to 2020, and as the Director of Technology Investment Banking at Credit Suisse from 2012 to 2017. Mr. Khiari also served as the Vice President of Technology Investment Banking at Merrill Lynch from 2007 to 2012. Mr. Khiari's appointment brings to the Company significant experience in capital raising, mergers and acquisitions and strategic planning. Mr. Khiari graduated from the University of Paris Pantheon-Sorbonne with honors and received his MBA from the Wharton School at the University of Pennsylvania.

James D. Henderson, Jr. - Corporate Secretary, General Counsel

Mr. Henderson joined BEN in April 2018 as its Corporate Secretary, General Counsel and previously served as a Director. Prior to joining BEN, Mr. Henderson has served and presently serves as an attorney at the Law Offices of James J. Henderson, Jr. since 2002. Mr. Henderson earned his Juris Doctor degree from the Arizona State College of Law and his Bachelor of Arts in Political Science from Arizona State University.

Promoters

Although not an officer or director of the Company. Michael Lucas, our Co-Founder, who currently serves as a consultant to the Company, may be deemed a "promoter" for the Company as that term is defined in the rules and regulations promulgated under the Securities Act.

Michael Lucas co-founded the Company in April 2018 and has served as a consultant to the Company since June 2023, assisting in all facets of business development, corporate strategy, product development and marketing. Prior to co-founding the Company, Mr. Lucas founded PartProtection, LLC in October of 2011, a company focused on automotive programs for protection for OEM parts and labor. Additionally, Mr. Lucas has founded and operated a number of businesses since 2008, including i3Brands Inc (formerly known as Trademotion LLC) and Frequentz, LLC in 2010. In April of 2021, Mr. Lucas plead guilty to failing to account for and pay over employment taxes in the United States District Court for the Southern District of California.

Family Relationships

There are not expected to be any family relationships between BEN's Board and any of its executive officers.

Mr. Luck is married to Mr. Lucas, who may be deemed a "promoter" for the Company as that term is defined in the rules and regulations promulgated under the Securities Act.

Directors

Our Board currently consists of 7 directors, classified into three Classes, Class I, II and III. Class I has 2 seats expiring with 1 being renominated, 1 not being renominated and 1 being vacant.

The terms of office of our Class I directors, Paul Chang and Thomas Morgan Jr., will expire at our 2025 Annual Meeting of Stockholders ("Annual Meeting). Upon the recommendation of our Nominating and Corporate Governance Committee, the Board has approved the nomination of the Class I directors, Ruy Carrasco and Thomas Morgan Jr., for election at the Annual Meeting, to serve for a term of three years expiring at our 2028 annual meeting of stockholders (or until such time as their respective successors are elected and qualified).

Class I Director Nominees Standing for Election at our Annual Meeting

Dr. Ruy Carrasco, Director

Age:	Director Since:	Committees	Other Public Directorships
53	2025	Compensation Committee	0

Dr. Carrasco is a pediatric rheumatologist with Child Neurology & Consultants of Austin and the Chief Medical Informatics Officer of BEN. Dr. Carrasco began his career at Baylor University for his undergraduate education. He later attended and received his medical degree from the University of New Mexico School of Medicine. He followed up with a fellowship in pediatric rheumatology at Cincinnati Children's Hospital Medical Center. Dr. Carrasco established the Division of Rheumatology at Dell Children's Medical Center of Central Texas in Austin. While at Dell Children's, he served as the division chief of rheumatology and was active in clinical care, teaching and research. Dr. Carrasco is the first-ever recipient of the "Cure JM Physician of Excellence Aware" bestowed on him in 2017 for his exceptional commitment to patients and families battling Juvenile Myositis, a life-threatening autoimmune disease. Dr. Carrasco's significant medical expertise make him well qualified to serve on our Board of Directors.

Thomas Morgan Jr., Director

Age:	Director Since:	Committees	Other Public Directorships
64	2024	Compensation Committee	0

Mr. Morgan is the founder and Chief Executive Officer of Corps Capital Advisors LLC, an investment advisory firm, which he founded in July 2019. Previously, Mr. Morgan, Jr. served as a Managing Director at Morgan Stanley, a large investment bank, from 2009 to July 2019. Mr. Morgan began his career in private wealth management at Goldman Sachs in 1993. Prior to his professional career, Mr. Morgan served as an infantry/aviation officer in the US Army with the 2nd Infantry Division, 1st Cavalry Division, 6th Cavalry Squadron. Mr. Morgan received his B.S. from the United States Military Academy and his MBA from Harvard University. Mr. Morgan, Jr.'s significant investment and financial expertise make him well qualified to serve as a member of our Board of Directors.

Class I Non-Continuing Director

Paul Chang, *Chief Executive Officer and Director*

Age:	Director Since:	Committees	Other Public Directorships
59	2024	N/A	0

Mr. Chang currently serves as a director. He joined BEN in May 2023 and previously served as Chief Executive Officer of BEN from August 2024 to July 2025. Prior to that he served as Co-Chief Executive Officer from May 2024 to August 2024 and as Global President from May 2023 until his promotion in May 2024. Prior to joining BEN, Mr. Chang spent 18 years at IBM where he led the GTM and product strategy as well as sales and marketing for various emerging software technologies such as AI, Blockchain, IOT/RFID, and Advanced Predictive Analytics. Mr. Chang has developed sales strategies and conducted enablement globally for IBM on emerging technologies and ensured scalability across the large company network, while working with numerous Fortune 100 companies in the pharmaceutical, industrial, automotive, financial services, and retail industries. Prior to IBM, Mr. Chang worked for several start-up companies including Corvis, an optical network company, which went public in 2000. Mr. Chang has worked closely with government agencies such as the FDA and State Board of Pharmacy to provide guidance on new technologies that can positively impact and be integrated into healthcare products and services. Mr. Chang earned his Bachelor of Science from Carnegie Mellon University.

Class II Directors

Richard Isaacs, Director

Age:	Director Since:	Committees	Other Public Directorships
62	2024	Audit, Nominating and Corporate Governance, Special Litigation Committees	0

Dr. Isaacs has more than 34 years of experience in the medical field and currently serves as the Dean of the College of Medicine and Senior Vice President of Medical Affairs and Chief Academic Officer at California Northstate University College of Medicine. Prior to his current role, Dr. Issacs has served with the California Northstate University College of Medicine since June 2015, including as a professor of otolaryngology. From June 2017 to May 2023, Dr. Isaacs served as the Chief Executive Officer and a Director of The Permanente Medical Group, Inc., President and Chief Executive officer of The MidAtlantic Permanente Medical Group, P.C. and Co-Chief Executive Officer of The Permanente Federation, LLC. Dr. Isaacs served as Physician-in-Chief and Chief-of-Staff of Kaiser Permanente Medical Center from April 2005 to June 2017 and served as the Chair of the Head and

Neck Surgery Chiefs Group from January 2001 to March 2005. Dr. Isaacs received his B.S. from the University of Michigan and his M.D. at Wayne State University School of Medicine. Dr. Isaacs's significant background in the medical field and experience with healthcare and medical technology well qualifies him to serve on our Board.

Jon Leibowitz, Director

Age:	Director Since:	Committees	Other Public Directorships
67	2024	Audit, Nominating and Corporate Governance, Special Litigation Committees	0

Mr. Leibowitz serves as the Chairman the Board of the National Consumers League, America's oldest consumer advocacy organization. Previously, Mr. Leibowitz was a senior partner at Davis Polk & Wardwell LLP from 2013 to 2021, where his practice focused on complex antitrust aspects of mergers and acquisitions, as well as government and private antitrust investigations and litigation. Prior to private practice, Mr. Leibowitz served in executive positions at the Federal Trade Commission (the "FTC"), both as Commissioner from 2004 to 2009, and as Chairman from 2009 to 2013. During his tenure at the FTC, Mr. Leibowitz focused on antitrust, consumer privacy and unfair competition matters, particularly in the pharmaceutical and technology industries, as well as privacy legislation and antitrust reform. From 1991 to 2000, Mr. Leibowitz served on various United States Senate subcommittees, including the Antitrust Subcommittee, the Subcommittee on Terrorism and Technology and the Subcommittee on Juvenile Justice. Mr. Leibowitz received his J.D. from New York University School of Law and holds a B.A. from the University of Wisconsin. Mr. Leibowitz's experience provides him with significant insight regarding mergers and acquisitions, consumer privacy and technology issues, as well as complex antitrust matters and related legislation. We believe Mr. Leibowitz's background and expertise in these matters make him well qualified to serve on our Board of Directors.

Class III Directors

Tyler Luck, Chief Product Officer and Director

Age:	Director Since:	Committees	Other Public Directorships
33	2024	N/A	0

Mr. Luck is a co-founder of BEN and has served as President and Chief Product Officer since May 2023. He was appointed Acting Chief Executive Officer in September 2025. Mr. Luck's familiarity with the day-to-day operations of the Company make him well qualified to serve on our Board of Directors.

Bernard Puckett, Chairperson

Age:	Director Since:	Committees	Other Public Directorships
81	2024	N/A	0

Mr. Puckett joined BEN in April 2023. Prior to joining BEN, Mr. Puckett served as Chairman of the Board at Frequentz. Previously, Mr. Puckett was Chairman of the Board of Openwave Systems Ltd. From 1994 to 1996, Mr. Puckett was Chief Executive Officer at SkyTel Group. Prior to that, he was Executive Vice President at IBM. Mr. Puckett's significant business and professional expertise and experience make him well qualified to serve on our Board of Directors.

Family Relationships

There are not expected to be any family relationships between BEN's Board and any of its executive officers. Mr. Luck is married to Michael Lucas, who may be deemed a "promoter" for the Company as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended.